SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

ALLERGY RESEARCH GROUP, INC.

(Name of Subject Company)

ALLERGY RESEARCH GROUP, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

01849R

(CUSIP Number of Class of Securities)

Manfred Salomon

President

Allergy Research Group, Inc.

2300 North Loop Road

Alameda, California 94502

(510) 263-2000

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the person(s) filing statement)

With Copies to:

Gretchen Cowen, Esq.

Law Offices of Gretchen Cowen, APC

6100 Innovation Way

Carlsbad, California 92009

(760) 931-0903

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company is Allergy Research Group, Inc., a Florida corporation which, together with it’s wholly-owned subsidiary, Nutri-cology, Inc., a California corporation, are referred to in this Schedule 14D-9 as “ARG” or the “Company”. The address and telephone number of the principal executive offices of ARG are 2300 North Loop Road, Alameda, California 94502, (510) 263-2000.

(b) Securities. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the common stock of the Company, $0.001 par value per share (the “Shares”). As of August 8, 2008, there were 14,666,200 Shares outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The filing person of this Schedule 14D-9 is Allergy Research Group, Inc., the subject company. Its address and telephone number are stated in Item 1(a) above and are incorporated herein by reference.

(b) Tender Offer. This Schedule 14D-9 relates to the tender offer (the “Offer”) being made by Longhorn Acquisition Corp., a Florida corporation (“Purchaser”), and a wholly owned subsidiary of KI NutriCare, Inc. (“KI NutriCare”), a New York corporation which in turn is a wholly-owned subsidiary of Kikkoman Corporation, a corporation organized under the laws of Japan, to acquire all of the issued and outstanding Shares of the Company at a price of $1.33 per Share in cash, without any interest thereon and less any required withholding taxes (the “Offer Price”).

The Offer is being made on the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of August 8, 2008 (the “Merger Agreement”), by and among Purchaser, KI NutriCare and ARG. The Merger Agreement provides, among other things, for the making of the Offer and, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the merger of Purchaser into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of KI NutriCare (the “Surviving Corporation”). The consummation of the Offer is conditioned on, among other things, that, immediately prior to the expiration of the Offer (as may be extended in accordance with the Merger Agreement) there shall have been validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares then beneficially owned by KI NutriCare or its subsidiaries, constitutes at least 67% of the total number of the then outstanding Shares (the “Minimum Tender Condition”). The Offer is described in greater detail in the Tender Offer Statement on Schedule TO, dated August 12, 2008 and filed with the Securities and Exchange Commission on August 12, 2008 (the “Schedule TO”).

As set forth in the Schedule TO, the address of the principal executive offices of Purchaser and KI NutriCare is 180 Vanderbilt Motor Parkway, Hauppauge, NY 11788, and their telephone number is (631) 232-5400.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3 or in the Offer to Purchase attached as Exhibit (a)(1)(A) of this Schedule 14D-9 and incorporated by reference herein, as of the date hereof, there are no material agreements, contracts, arrangements or understandings or any actual or potential conflicts of interest between the Company and (i) its executive officers, directors or affiliates (other than for services as employees, officers and directors) or (ii) Purchaser, KI NutriCare or their respective executive officers, directors or affiliates.

In considering the recommendation of the board of directors of the Company (the “ARG Board” or the “ARG Board of Directors”) and of the special committee of the ARG Board comprised of Messrs. Ed Kane and Paul R. Porreca, the independent directors of the ARG Board (the “Special Committee”), with respect to the Offer, the Merger, and the Merger Agreement and the fairness of the consideration to be received in the Offer and the Merger, the Company’s stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger that are described below and in the sections of the Offer to Purchase that are incorporated herein by reference that may present them with potential conflicts of interest. The ARG Board of Directors and the Special Committee were aware of such interests and any potential or actual conflicts of interest and considered them along with other matters described below in this Statement under Item 4—The Solicitation or Recommendation.

(a) Arrangements between the Company and Its Current Executive Officers and Directors

Current Agreements, Arrangements and Understandings

There are no current employment agreements, severance agreements or severance plans between ARG and any of its executive officers and directors, nor are there any agreements, arrangements or understandings between the Company or any of its executive officers and directors which would, upon a change of control of ARG as contemplated by the Merger Agreement, entitle them to any additional compensation, rights or acceleration of rights.

On May 12, 2008, the ARG Board authorized the exercise of expiring options by its President, Manfred Salomon, subject to his agreement to hold all Shares purchased under the option for a period of six months due to the proximity of the exercise to the filing of the Company’s first quarter report on Form 10-QSB with the U.S. Securities & Exchange Commission. In addition to Mr. Salomon, two other employees of the Company, it’s controller, Laura Johnson, and operations manager, Clinton Abbott—thought to have nonpublic information regarding the filing were required to execute similar agreements subjecting them to a six month holding period. In conjunction with the approval of the Merger Agreement, the ARG Board waived the holding period for each of Ms. Johnson and Mr. Abbott to enable them to tender their Shares in the Offer. In addition, the ARG Board approved the tender of Shares held by Mr. Salomon in the Offer, waiving the six-month holding period and authorizing the sale under Rule 16b-3 of the Securities Exchange Act of 1934, as amended.

Employment Agreements

At the request of KI NutriCare, concurrently with the execution of the Merger Agreement, the Company entered into employment agreements with the Company’s President, Manfred (Fred) Salomon, the Company’s Controller, Laura Johnson, and the Company’s Operations Manager, Clinton Abbott. In addition, pursuant to the Merger Agreement, the Company undertook to use its best efforts to enter into separate two-year employment agreements with five other non-executive employees.

The summary of each of the employment agreements contained herein is qualified by reference to the actual employment agreements. We have filed the employment agreement with Manfred Salomon as Exhibit (e)(4) to this Schedule 14D-9 and the form of employment agreement to be entered into, or to be entered into, with the other employees as Exhibit (e)(5) to this Schedule 14D-9, both of which are incorporated herein by reference.

Employment Agreement of Fred Salomon. Concurrent with the execution of the Merger Agreement, Mr. Salomon entered into an employment agreement with the Company for an initial period of two years, which will become effective on the effective date of the Merger (the “Effective Time”), at which time he will be appointed Chief Operating Officer of the Surviving Corporation (as defined below). The employment agreement will be of no force or effect if the Merger Agreement is terminated. Pursuant to the employment agreement, Mr. Salomon will receive an annual base salary of $220,000 plus a guaranteed bonus for 2008 of $30,000 and incentive bonuses in the discretion of the board for subsequent years. Mr. Salomon’s salary will be subject to discretionary increases by the board of the Surviving Corporation. The employment agreement may be renewed by the mutual agreement of the Surviving Corporation and Mr. Salomon.

The employment agreement also provides for payment of severance benefits to Mr. Salomon in the event he is terminated by the Company without cause (as defined in the agreement) or elects to terminate his employment for good reason (as defined in the agreement). In those circumstances, Mr. Salomon would be entitled to severance pay equal to continued payment of his base salary through the remainder of the two-year term of his agreement or any renewal period. Mr. Salomon’s right to severance benefits is subject to his executing a release of claims in favor of the Company upon the termination of his employment and compliance with the restrictive covenants described below.

The employment agreement contains certain nondisclosure requirements and restrictive covenants, which, among other things, would prohibit Mr. Salomon from soliciting customers and employees or consultants of the Surviving Corporation during the two-year period following the Effective Time and which prohibit Mr. Salomon from competing with the Surviving Corporation following termination for any period for which severance compensation has been paid to him.

Non-executive Employment Agreement. Concurrent with the execution of the Merger Agreement, two of ARG’s non-executive employees—Laura Johnson, its Controller, and Clinton Abbott, its Operations Manager—executed employment agreements with the Company for initial periods of two years, which will become effective at the Effective Time. In addition, the Company has undertaken to use its best efforts to execute employment agreements with five additional non-executive employees—Diane Raile, Richard Bierman, Jeffrey Lipsius, Daniel Milosevich and Mark Maiden—prior to the Acceptance Time. Each of the employment agreements with the non-executive employees will be of no force or effect if the Merger Agreement is terminated.

Each of these employment agreements provides that the employee will receive an annual base salary equal to their current salaries, subject to discretionary increases by the board of the Surviving Corporation, or any committee of such board, and will be eligible to receive incentive cash bonuses as determined by the board of directors of the Surviving Corporation. It is anticipated that each non-executive employee’s bonus for 2008 will be equal to their bonus received for the fiscal year 2007, with the exception of the bonus to be paid to Ms. Johnson, which shall be increased by approximately 34%. The employment agreements may be renewed by the mutual agreement of the Surviving Corporation and respective employee.

Each of the employment agreements also provides for payment of severance compensation equal to 50% of the employee’s base salary in the event he or she is terminated during the term of the employment agreement without cause or as a result of relocation of the employee’s principal place of employment to a location that is more than fifty miles from the current location of the Company’s executive offices in Alameda, California. Severance compensation would generally be paid in installments over a six-month period following termination.

The employment agreement contains certain nondisclosure requirements and restrictive covenants, which would prohibit the employees from soliciting customers and employees or consultants of the Company for a period of six months after the termination date.

Employment Separation and General Release Agreements and, Consulting Agreements

Concurrently with the execution of the Merger Agreement, at the request of KI NutriCare each of Dr. Levine and Mrs. Levine executed employment separation and general release agreements, including consulting agreements (“Separation Agreements”), with the Company. The Separation Agreements will become effective only at the Effective Time and will be of no force or effect if the Merger Agreement is terminated.

The Separation Agreements provide that Dr. Levine and Mrs. Levine will resign at the Effective Time as officers and directors of the Company and will enter into a consulting agreement with the Company, whereby they will serve as consultants to the Surviving Corporation for a period of two years at annual consulting fees of $250,000 and $100,000, respectively. As part of the Separation Agreements, Dr. Levine and Mrs. Levine expressly release the Company from any and all claims and liabilities, whether known or unknown, they have against the Company. As part of the Separation Agreements, Dr. Levine and Mrs. Levine also waive any right to indemnification, advancement of legal fees and expenses, reimbursement or any other form of recovery from the

Company and its current and future affiliates, and to indemnify the Company for and against, any judgment or award rendered against them or it in pending litigation entitled Bronson v. Allergy Research Group, Inc. in Palm Beach County, Florida (including any current or future allegations of breach of fiduciary duty by the Levines during the periods to which such litigation relates, but excluding any future action taken by Bronson and affiliates of Bronson to the extent that such future action does not relate to such allegations of breach of fiduciary duty by the Levines during the periods to which such litigation relates), except to the extent that such judgment or award is covered by directors and officers liability insurance purchased by and maintained by the Company for such periods to which the litigation relates. Dr. Levine also agrees to reimburse the Company for legal fees and expenses incurred by the Company in connection with the Bronson litigation, provided that Dr. Levine’s aggregate obligation to pay or reimburse such legal fees and expenses shall not exceed $75,000.

The Separation Agreements also provide for payment of severance compensation to Dr. Levine or Mrs. Levine in the event of a termination of the consulting engagement by the Company without cause (as defined in the Separation Agreements) during the two-year term of the Separation Agreement. In such circumstances, the consultant would be entitled to receive his or her consulting fee through the remainder of the two-year term of the agreement.

The Separation Agreements contain certain nondisclosure requirements and restrictive covenants, which, among other things, would prohibit Dr. Levine or Mrs. Levine from competing with the Company or soliciting customers and employees or consultants of the Company during the term of the respective consulting agreement and for a period of eighteen months following termination of the agreement.

The Separation Agreement with Dr. Levine also provides the Company with certain publication rights to a book authored by Dr. Levine and Dr. Parris M. Kidd, Ph.D., as well as certain rights of refusal on technologies developed by Dr. Levine in the future.

The summary of each of the Separation Agreements contained herein is qualified by reference to the actual Separation Agreements which are included as Exhibits (e)(6) and (e)(7) to this Schedule 14D-9 and which are incorporated herein by this reference.

Equity Plans

The Company maintains its 1998 Incentive Stock Option Plan (the “Stock Plan”), which provides that, in the event of (i) the merger or consolidation of the Company in which it is not the surviving corporation, or pursuant to which shares of common stock are converted into cash, securities or other property (other than a merger in which holders of common stock immediately before the merger have the same proportionate ownership of the capital stock of the surviving corporation immediately after the merger), (ii) the sale, lease, exchange or other transfer of all or substantially all of the Company’s assets (other than a transfer to a majority-owned subsidiary), or (iii) the approval by the holders of common stock of any plan or proposal for the Company’s liquidation or dissolution (each, a “Corporate Transaction”), the ARG Board of Directors will determine whether provision will be made in connection with the Corporate Transactions for assumption of the options under the Stock Plan or substitution of appropriate new options covering the stock of the successor corporation, or an affiliate of the successor corporation. If the ARG Board of Directors determines that no such assumption or substitution will be made, each outstanding option under the Stock Plan automatically accelerates so that it will become 100% vested and exercisable immediately before the Corporate Transaction.

There are currently no outstanding options granted under the Stock Plan.

The summary of the Stock Plan contained herein is qualified by reference to the actual Stock Plan which is filed as Exhibit (e)(3) to this Schedule 14D-9 and which is incorporated herein by this reference.

Employee Benefits

Pursuant to the Merger Agreement, KI NutriCare has agreed that it will provide to employees of the Company employee health and welfare benefits that are not materially less favorable, in the aggregate, than those benefits provided to similarly situated employees of KI NutriCare and its subsidiaries under its employee benefit plans. Pursuant to the Merger Agreement, for the purposes of all employee benefit plans of KI NutriCare and its subsidiaries and subject in each case to the actual plan provisions, each such plan shall treat the prior service with the Company of each person who is an employee of the Company or the subsidiary immediately prior to the Effective Time as though such plan had been in effect as to that person. However, none of the provisions contained in the Merger Agreement operate to duplicate any benefit. Subject to certain limitations, KI NutriCare shall also waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees under any welfare benefit plans that such employees may be eligible to participate in, provide each such employee with credit for any co-payments and deductibles paid in the plan year in which the Effective Time occurs, and shall credit to such employees the amount of vacation time that such employees had accrued under the Company’s benefit plans as of the Effective Time.

The Company maintains an employee plan intended to qualify as a qualified cash or deferred arrangement under Section 401(k) (the “ARG 401(k) Plan”) of the Internal Revenue Code of 1986 (the “Code”). The Merger Agreement provides that, if requested by KI Nutricare at least five business days prior to the Acceptance Time, the Company will terminate the ARG 401(k) Plan effective as of the day immediately preceding the date the Company becomes a member of the same Controlled Group of Corporations (as defined in Section 414(b) of the Code) as KI NutriCare. The Merger Agreement provides that immediately prior to such termination, the Company will make all necessary payments to fund the contributions (i) necessary or required to maintain the tax-qualified status of the plan, (ii) for elective deferrals made pursuant to the plan for the period prior to termination, and (iii) for employer matching contributions (if any) for the period prior to termination. In the event that KI NutriCare determines that the terms of the ARG 401(k) Plan are more favorable to participants than the terms of a 401(k) plan maintained by KI NutriCare or its other subsidiaries in which an employee of the Company participates immediately after the Effective Time, KI NutriCare may, in its sole discretion, make adjustments to the salary paid to such employee following the Effective Time.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Director and Officer Exculpation, Indemnification and Insurance

Section 607.0850 of the FBCA permits a Florida corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its bylaws (the “Bylaws”) provisions to eliminate the personal liability of its directors and executive officers for monetary damages to the fullest extent allowed under the FBCA, subject to specified limitations, and is required to advance expenses to any person who was or is a party or is threatened to be made a party to any proceeding, whether civil or criminal, by reason of the fact that he or she is or was a director or executive officer, of the Company, prior to the final disposition of the proceeding, promptly following request therefore and delivery, if required by the FBCA, of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified pursuant to the FBCA or the Bylaws.

From and after the Effective Time, KI NutriCare and the surviving corporation in the Merger (the “Surviving Corporation”) will fulfill and honor in all respects any indemnification and limitation of liability provisions under the Company’s Bylaws as in effect on the date of the Merger Agreement with the exception of certain indemnification agreements between the Company and Dr. Levine and Mrs. Levine in Employment Separation and General Release Agreements executed by them and which will become effective at the Effective Time.

The Merger Agreement provides that the articles of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification and limitation of liability for directors or officers (“Indemnified Parties”) than are set forth in the articles of incorporation or Bylaws of the Company as in effect on the date of the Merger Agreement for a period of six years from the Effective Time.

In addition to the indemnification provisions of the Bylaws, the Merger Agreement more specifically provides that, for six years after the Effective Time, to the full extent permitted under applicable Law, KI NutriCare and the Surviving Corporation (the “Indemnifying Parties”) shall, jointly and severally, indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, fees, expenses, judgments or fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time (including in respect of the Merger Agreement and the Offer and Merger), whether asserted or claimed prior to, at or after the Effective Time. In addition, KI NutriCare and the Surviving Corporation shall advance each Indemnified Party within twenty business days of receipt by KI NutriCare or the Surviving Corporation from the Indemnified Party of a request therefor for any reasonable legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments or fines as such expenses are incurred, but subject to the Indemnifying Parties’ receipt of an unsecured undertaking, to the extent required by the FBCA, by or on behalf of the Indemnified Party to repay such expenses if it is ultimately determined that such Indemnified Party is not entitled to indemnification hereunder.

KI NutriCare and the Surviving Corporation shall, jointly and severally, cause the individuals who have served as officers and directors of the Company prior to the Effective Time who are then covered by the directors’ and officers’ liability insurance policy currently maintained by the Company (a correct and complete copy of which has been delivered or made available to KI NutriCare) (the “D&O Insurance”), to be covered under a directors’ and officers’ liability insurance policy on terms and conditions no less advantageous to such individuals than the Company’s existing D&O Insurance for a period of not less than six years after the Effective Time, but only to the extent related to actions or omissions of such officers and directors at or prior to the Effective Time (including in respect of the Merger Agreement and the Offer and Merger) in their capacities as such, whether asserted or claimed prior to, at or after the Effective Time, provided that in no event will the Surviving Corporation be required to spend greater than 125% of the annual premium paid by the Company for such coverage as of the date of the Merger Agreement. In the event such amount is insufficient for the required coverage, then the Surviving Corporation must use reasonable efforts to purchase the maximum amount of coverage that may be obtained with such amount. KI NutriCare may satisfy this obligation by purchasing a “tail” policy with a term of six years from the Effective Time, providing no less effective coverage than the previous policy.

Notwithstanding the above, nothing in the Merger Agreement shall obligate KI NutriCare, the Purchaser, the Surviving Corporation or their respective affiliates to indemnify, defend or hold harmless or advance expenses and exculpate any person for matters for which a director or officer of the Company has agreed to indemnify the Company, including pursuant to the Separation Agreements discussed above.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Lease and Lease Amendment

On January 4, 2005, the Company entered into a lease with AriBen Corporation, a corporation wholly-owned by Dr. Levine and Mrs. Levine for the Company’s facilities located at 2300 North Loop Road, Alameda, California 94502 (the “Lease”). The Lease, which has a term of ten years with options to renew for two subsequent periods of ten and five years, respectively, has a base monthly rent of $24,000 for the initial period, $30,000 for the first option period and $35,000 for the second option period. Rent will be adjusted annually during the second five years of each 10-year lease period based on the consumer price index, with a minimum increase of three percent. No security deposit was required under the lease. Rent expense charged to operations during the second quarter of 2008 was $72,000 (2007: $72,000). Future minimum rental commitments under non-cancelable leases for the next five years are $288,000 per year.

In connection with the execution of the Merger Agreement, at the request of KI NutriCare, the Company and AriBen Corporation entered an amendment to the lease providing that the Company may sublet all or a portion of the property subject to the Lease without the landlord’s consent provided that it is restricted from subletting the property to any unaffiliated party which might contaminate the property with hazardous substances without the landlord’s express written consent and, provided further, that the Company will remain liable for all of its obligations under the lease.

The foregoing summary of the Lease and the amendment to the Lease is qualified in its entirety by reference to the Lease and the amendment to the Lease, which are filed as Exhibit (e)(10) and Exhibit (e)(11), respectively, hereto and are incorporated herein by reference.

Arrangements Between Officers and Shareholders

The Company has been advised by Dr. Levine and Mr. Salomon that they have had a verbal understanding to the effect that Dr. Levine will deliver $1,000,000 of the proceeds from the sale of Shares held by Dr. Levine and Mrs. Levine in the Offer to Mr. Salomon. Dr. Levine has indicated his intention to gift the funds to Mr. Salomon at the Acceptance Time. The Company is not a party to the arrangement between Dr. Levine and Mr. Salomon, but Dr. Levine has agreed to indemnify and provide the Company with amounts needed to cover withholding obligations of the Company with respect to any such payment.

(b) Arrangements between the Company and KI NutriCare and/or Purchaser

Merger Agreement

The summary of the Merger Agreement, the Tender and Support Agreement (as defined below) contained in Section 11 of the Offer to Purchase and the descriptions of the conditions of the Offer contained in Section 13 of the Offer to Purchase, attached as Exhibit (a)(1)(A) of this Schedule 14D-9, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is attached as Exhibit (e)(1) of this Schedule 14D-9 and incorporated herein by reference.

The Merger Agreement is attached as Exhibit (e)(1) of this Schedule 14D-9 and is incorporated herein by reference in order to provide security holders with information regarding its terms and is not intended to provide any other factual information about the Company or any other party. In particular, the representations, warranties and covenants contained in the Merger Agreement have been made only for the purpose of the Merger Agreement and, as such, are intended solely for the benefit of the parties to the Merger Agreement. In many cases, these representations, warranties and covenants are subject to limitations agreed upon by the parties and are qualified by certain confidential disclosures exchanged by the parties in connection with the execution of the Merger Agreement. Furthermore, many of the representations and warranties in the Merger Agreement are the result of a negotiated allocation of contractual risk among the parties and, taken in isolation, do not necessarily reflect facts about the Company or any other party. Likewise, any references to materiality contained in these representations and warranties may not correspond to concepts of materiality applicable to security holders. Finally, information concerning the subject matter of these representations and warranties may change after the date of the Merger Agreement and these changes may not be fully reflected in the Company’s public disclosures. Security holders are cautioned that they are not third-party beneficiaries under the Merger Agreement and do not have any direct rights or remedies pursuant to the Merger Agreement.

Nondisclosure Agreement

On March 12, 2008, the Company and Kikkoman entered into a mutual nondisclosure agreement to facilitate the mutual sharing of information in connection with the evaluation and negotiation of the transactions contemplated by the Merger Agreement. We have filed a copy of the mutual nondisclosure agreement as Exhibit (e)(12) to this Schedule 14D-9.

Indication of Interest Letter

On June 27, 2008, the Company and Kikkoman signed an indication of interest. The indication of interest was non-binding except for a confidentiality provision and limited exclusivity provision, pursuant to which, for the period through July 25, 2008, the Company agreed, among other things, not to, directly or indirectly, solicit, initiate, knowingly encourage or knowingly facilitate any discussions with any third party regarding the acquisition of the Company or a significant portion of the Company’s assets, or participate or engage in discussions or negotiations regarding, or disclose any non-public information relating to the Company to any third party for the purpose of encouraging or facilitating, an acquisition of the Company or a significant portion of the Company’s assets. On July 25, 2008, the Company and Kikkoman extended the exclusivity period until August 4, 2008 to provide additional time to resolve outstanding issues. On August 4, 2008, the Company and Kikkoman Corporation extended the exclusivity period to August 8, 2008 to finalize outstanding issues.

(c) Arrangements between KI NutriCare, Inc. and the Directors and Certain Executive Officers of the Company

Tender and Support Agreement

In connection with the Merger Agreement, Dr. Stephen Levine, the Company’s Chief Executive Officer, Chief Financial Officer and Chairman of the Company’s Board, and Susan Levine, the Company’s Vice-President, Secretary and Director (collectively, the “Supporting Stockholders”), entered into a Tender and Support Agreement, dated as of August 8, 2008, with KI NutriCare. 9,863,250 Shares are subject to the Tender and Support Agreement, constituting approximately 67% of the outstanding Shares.

The following summary of certain provisions of the Tender and Support Agreement is qualified in its entirety by reference to the Tender and Support Agreement itself, which is incorporated herein by reference. We have filed a copy of the Tender and Support Agreement as Exhibit (e)(2) to this Schedule 14D-9. Stockholders and other interested parties should read the Tender and Support Agreement in its entirety for a more complete description of the provisions summarized below.

Under the Tender and Support Agreement each of the Supporting Stockholders has agreed to tender all Shares such Supporting Stockholder holds or acquires after the commencement of the Offer promptly following the commencement of the Offer, and in any event no later than the tenth business day prior to the initial expiration date of the Offer. Each of the Supporting Stockholders has also agreed not to withdraw such Supporting Stockholder’s Shares once tendered from the Offer at any time.

Each Supporting Stockholder has agreed to vote all such Supporting Stockholder’s Shares in connection with any meeting of the Company’s stockholders in favor of the Merger and/or against any alternative Takeover Proposal or any other action that is intended to, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or any other transaction contemplated by the Merger Agreement, and has agreed to appear at any such meeting of the Company’s stockholders or otherwise cause the shares owned by such Supporting Stockholder to be counted as present at any such meeting for purposes of establishing a quorum. Each Supporting Stockholder has also agreed not to execute any appraisal rights in respect of such Supporting Stockholder’s Shares.

During the term of the Tender and Support Agreement, except as otherwise provided therein, none of the Supporting Stockholders will do the following:

•

other than for estate planning or charitable purposes, assign or otherwise dispose of (whether by gift, merger, consolidation, reorganization or otherwise) any or all of such Supporting Stockholder’s Shares;

•

enter into any contract, option or other agreement providing for the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Supporting Stockholder’s Shares with respect to any such transfer;

•	grant any proxy or power-of-attorney with respect to any of such Supporting Stockholder’s Shares; or

•	deposit any of such Supporting Stockholder’s Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of such Shares.

The Tender and Support Agreement does not limit the rights or duties of any Supporting Stockholder from acting in his or her capacity as an officer or director, fulfilling the obligations of such office or performing any obligations required by such Supporting Stockholder’s fiduciary duties.

In addition, the Tender and Support Agreement provides that the Supporting Stockholders will pay to KI NutriCare 35% of such Supporting Stockholder’s profit above $1.33 per Share generally in the event of the consummation of an alternative transaction within twelve months of such termination of the Merger. KI NutriCare shall also be entitled to 35% of such Supporting Stockholders’ profit above $1.33 per Share in the event the Offer Price is increased by KI NutriCare and the Purchaser as a result of, in connection with or related to the breach by the Company of its non-solicitation obligations under the Merger Agreement.

The Tender and Support Agreement, and all rights and obligations of the Purchaser and the Supporting Stockholders thereunder (except the obligations to pay a percentage of profits to KI NutriCare), will terminate as to each Supporting Stockholder on the first to occur of: (i) the date the Merger Agreement is terminated in accordance with the terms of the Merger Agreement; (ii) the Merger Agreement or the Offer is amended without such Supporting Stockholder’s consent so as to decrease the Offer Price or materially and adversely affect such Supporting Stockholder; and (iii) the Acceptance Time.

Non-Competition Agreements

Dr. Levine and Mrs. Levine separately entered into non-competition agreements with KI NutriCare, dated August 8, 2008 (the “Non-Competition Agreements”), that prohibit each from engaging in any form of competitive activity related to the business of research, development, manufacture, distribution and sale of vitamins, minerals, health and nutritional supplements, sports nutrition products, herbal teas and natural health and beauty care products and such other businesses as the Company is engaged in on the Effective Date for a period of five years following the Effective Date. During such five-year period, Dr. Levine and Mrs. Levine also agreed not to induce any employee or independent contractor of the Company or any of its affiliates to leave the employ or service of the Company or its affiliates, or to indirectly or directly influence or attempt to influence customers, vendors, suppliers, licensors, lessors or associates of the Company or any its affiliates to divert their business away from the Company or such affiliate and will not interfere with the any such business relationship.

The foregoing summary of the Non-Competition Agreements is qualified in its entirety by reference to the individual Non-Competition Agreements, which are filed as Exhibit (e)(8) and Exhibit (e)(9) hereto and are incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation

The Special Committee, after careful consideration with its financial and legal advisers, and based on its consideration of the Duff & Phelps fairness opinion, the presentation by Duff & Phelps of its report, and various other factors, has unanimously determined that the Merger Agreement and the transactions contemplated by the Offer and the Merger Agreement are fair and reasonable and in the best interests of the Company and the Company’s unaffiliated stockholders. ARG’s Board of Directors, after careful consideration and consultation with the Company’s legal advisers, has unanimously (i) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair and reasonable to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby (such approval having been made in accordance with the FBCA), and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and adopt the Merger Agreement.

(b) Background and Reasons for the Recommendation

Background of the Transaction

The terms and conditions of the Merger Agreement and related agreements are the result of arm’s length negotiations between the Company and KI NutriCare. Set forth below is a summary of the background of these negotiations and certain related matters preceding these negotiations.

The ARG Board has regularly assessed the Company’s strategic alternatives by considering market opportunities, the overall state of the Company’s business, the future of the Company’s industry and the best interests of the Company’s stockholders. While the ARG Board believes that the transaction with KI NutriCare is in the best interests of the Company’s stockholders and unanimously recommends that the Company’s stockholders tender their shares in the Offer, from time to time in the past, the Company’s management, with the guidance of the ARG Board, has had conversations with other parties to explore opportunities to improve the competitive position of the Company, including potential acquisitions or dispositions, joint ventures or other strategic transactions.

The Company cannot identify these parties by name due to the Company’s confidentiality obligations and therefore the Company refers to these parties in this section with generic aliases. None of the parties, or their affiliates, contacted by the Company or its representatives or who contacted the Company prior to or during negotiations with KI NutriCare, is an affiliate of the Company.

Historical Background

In November 2005, ARG received correspondence from one of its shareholders indicating his interest in either acquiring the Company or aiding it in conducting a going private transaction. The ARG Board met on November 8, 2005 to discuss the correspondence, taking into consideration the benefits and detriments (including cost) to ARG and its stockholders in connection with the continuation of ARG as a public company, the relative size of ARG as a public company and corresponding trading volume history and liquidity, the shareholder’s prior communications and discussions with ARG’s management regarding acquisition of the Company and that none of the shareholder’s prior or current communications involved a cash offer. The ARG Board authorized the Company’s management to respond to the shareholder to determine the nature of the proposal and to instruct the shareholder that only cash offers would be considered. Mr. Salomon and Dr. Levine contacted the shareholder accordingly, who refused to enter into a nondisclosure agreement and never submitted any form of written offer, including for cash.

In February and March 2006, the Company was contacted by two separate parties referred to in this narrative as Healthcorp and Nutricorp, both of whom indicated an interest in acquiring the Company. Pursuant to executed non-disclosure agreements, Mr. Salomon and Dr. Levine began discussions with these parties regarding possible acquisitions.

On April 5, 2006, during a meeting of the ARG Board, Mr. Salomon and Dr. Levine apprised the ARG Board of discussions with two potential buyers and requesting authorization both to continue such discussions and to research the costs and benefits of a going private transaction. The ARG Board ratified the prior discussions and authorized Mr. Salomon and Dr. Levine to continue such discussions and to review all avenues for going private and present their findings to the ARG Board.

During April and May 2006, Mr. Salomon and Dr. Levine continued discussions with both interested parties. Healthcorp indicated to Mr. Salomon that it had determined that the cost of acquiring the Company was too high and, as a result, terminated discussions without producing any proposal or letter of intent. Discussions with Nutricorp continued on an intermittent basis.

On June 21, 2006, Mr. Salomon was contacted by a third party interested in acquiring ARG. These communications never proceeded beyond preliminary discussions when the potential buyer experienced a management change and discussions ceased.

From July through September 2006, Mr. Salomon researched various methods of taking the Company private, including through the use of an Employee Stock Ownership Plan (“ESOP”).

During August 2006, Dr. Levine and Mr. Salomon had preliminary discussions with an online vitamin retailer who will be referred to in this narrative as Vitacorp. The representative for Vitacorp indicated that Vitacorp was interested in a reverse acquisition and that any transaction would depend on Vitacorp becoming public. At that time, Vitacorp was having difficulty obtaining financing for the proposed transaction, and nothing came of the discussions.

On August 22, 2006, Mr. Salomon was contacted by an investment banking firm which will be referred to in this narrative as Investcorp. Mr. Salomon and Dr. Levine entered into preliminary discussions with Investcorp regarding the possible purchase of all shares held by Dr. Levine and Mrs. Levine, but discussions were terminated when it became apparent that Investcorp would not meet Dr. Levine’s pricing expectations and would not address concerns of management regarding the takeover of the Company.

On November 8, 2006 the ARG Board met to discuss the possibility of a “going private” transaction utilizing an Employee Stock Ownership Plan. Mr. Salomon indicated that management would like to obtain two separate valuations or fairness opinions—one internal and one independent on behalf of the ESOP—with different firms providing each opinion. Following a discussion of the risks and benefits of the proposed transaction and the legal requirements, and the Board authorized Mr. Salomon and Dr. Levine to obtain two fairness opinions—one internal and one independent of the ESOP—with different firms providing each opinion. Mr. Salomon then had preliminary discussions with the Menke Group and various lending institutions and, based on information and a cost analysis received from Menke Group, it was determined that the conditions were not right for an ESOP.

In December 2006, Mr. Salomon was again contacted by representatives from Vitacorp, who inquired as to whether ARG had given their proposal any further consideration. Mr. Salomon indicated that the Company would consider a written proposal and, later that month, Vitacorp submitted an informal offer which was again dependent upon Vitacorp becoming public and obtaining financing. Dr. Levine met with representatives from Vitacorp, and, after further consideration by Mr. Salomon and Dr. Levine, it was determined that Vitacorp would not be a good fit for ARG because they were a discount retailer in competition with all of ARG’s retail and wholesale customers, the deal would depend on Vitacorp obtaining financing and going public, and the possibility that ARG could lose all of its wholesale and distributor business as a result of the transaction, creating serious doubt as to its ability to survive.

In February 2007, representatives from Nutricorp again contacted Mr. Salomon, indicating that Nutricorp was interested in making a tender offer to ARG’s stockholders. Discussions ensued regarding the requirements for conducting a tender offer and, on February 26, 2007, Mr. Salomon and representatives of Nutricorp met with the Company’s legal counsel, Law Offices of Gretchen Cowen, APC, to discuss the procedures for such a transaction. Due to Nutricorp’s continuing interest, the Company began reviewing financial advisors who could provide a fairness opinion for the proposed transaction.

On March 1, 2007, Mr. Salomon received a written indication of interest of Nutricorp in which Nutricorp proposed to make a tender offer for the Company’s outstanding common stock at an aggregate offering price not to exceed 15,860,622 ($1.05 per share) subject to satisfactory due diligence by Nutricorp, an unnamed termination fee, the resignation of Dr. Levine and Mrs. Levine as officers and directors of the Company and retention of Dr. Levine and Mrs. Levine as consultants in exchange for a one time fee of $300,000 plus $150,000 per annum for a period of two years, and Dr. Levine’s execution of a non-competition agreement. The indication of interest included an exclusivity clause which would prevent the ARG from negotiating with any other parties for the sale of the Company until June 10, 2007 and a confidentiality clause.

From March 1, 2007 to March 26, 2007, Mr. Salomon and Dr. Levine negotiated with representatives of Nutricorp on the terms of a letter of intent and, on March 27, 2007, the ARG board met to discuss a proposed letter of intent dated March 26, 2007 pursuant to which Nutricorp would make a cash tender offer to acquire 100% of the issued and outstanding shares of ARG and all granted and outstanding stock options for an equity value not to exceed $15,860,622 ($1.05 per share) subject to a pricing adjustment based on the total capitalization of the Company on the purchase date. The proposed tender offer was conditioned upon, among other things, Nutricorp’s satisfactory due diligence on the Company and the Company obtaining a fairness opinion supporting the fairness of the purchase price to its unaffiliated stockholders. The proposed letter of intent provided for a fiduciary-out clause with a termination fee of $1,000,000 and, in addition to the non-compete previously requested from Dr. Levine, execution of non-competition agreements by each other member of ARG’s management team holding shares in the Company. The letter of intent also included an exclusivity clause which would prevent the ARG from negotiating with any other parties for the sale of the Company until May 31, 2007. Following a discussion of the merits of the proposed transaction, the ARG Board unanimously approved execution of the March 26, 2007 non-binding letter of intent.

From March 27, 2007 to April 25, 2007, Mr. Salomon and Dr. Levine negotiated with representatives of Nutricorp on the terms of a merger agreement with Nutricorp. In April 2007, negotiations broke down when it became clear that Nutricorp intended to immediately transfer manufacture all of ARG’s products from current manufacturers to it’s own manufacturing plant, would not guarantee continued employment of ARG’s then current employee base and due to the overall feeling of ARG’s management that the parties were not prepared at that time to proceed with the transaction. On April 25, 2007, Mr. Salomon received communications from Nutricorp’s representative confirming that negotiations were terminated but that Nutricorp may contact the Company in the future with another offer.

On May 2, 2007, ARG’s legal counsel, Law Offices of Gretchen Cowen, APC, sent a formal notice of termination of the letter of intent to Nutricorp.

In July and August 2007, Mr. Salomon and Dr. Levine were approached by two separate parties regarding the potential acquisition by ARG of rights to one pharmaceutical product undergoing clinical trials and a company (referred to in this narrative as Assetcorp) producing and marketing one nutritional supplement product with a promising sales history and growth potential for a purchase price of $5,000,000 payable in installments. After further review by Mr. Salomon and Dr. Levine, it was determined that the costs associated with continuing clinical trials and continuing FDA regulation made the first proposition undesirable.

On August 31, 2007, a representative from Assetcorp and its legal counsel met with Mr. Salomon and legal counsel to the Company, Law Offices of Gretchen Cowen, APC, regarding the potential purchase of Assetcorp and retention of the representative by ARG. The proposed purchase of Assetcorp was rejected when terms could not be established that were satisfactory to both parties.

ARG recommenced discussions with Nutricorp in February 2008 pursuant to a new nondisclosure agreement. During February 2008, Mr. Salomon and Dr. Levine continued discussions with Nutricorp to establish revised terms from the March 26, 2007 letter of intent, including pricing terms and terms for the retention of Dr. Levine and Mrs. Levine as consultants to Nutricorp following the proposed merger.

In early March 2008, a PriceHorne partner, John Price, attempted to contact the Company’s CEO, Dr. Stephen Levine, by telephone and email messages seeking an opportunity to discuss Kikkoman Corporation’s desire to explore potential business opportunities and/or equity investment in the Company.

On March 6, 2008, ARG received a proposed non-binding letter of intent from Nutricorp proposing that Nutricorp conduct a cash tender offer to acquire 100% of the issued and outstanding shares of ARG and all granted and outstanding stock options for an equity value not to exceed $17,017,188 ($1.15 per share) subject to a pricing adjustment based on the total capitalization of the Company on the purchase date on substantially the same terms proposed in the March 26, 2007 letter but providing for an increase in severance compensation to Dr. Levine and Mrs. Levine from a combined $300,000 payment to a combined payment of $900,000 payable in three equal installments and a reduction in consulting fees to $145,000 per annum for a period of three years. As before, the proposed letter of intent provided for a fiduciary-out clause with a termination fee of $1,000,000. The letter of intent also included an exclusivity clause which would prevent the ARG from negotiating with any other parties for the sale of the Company until May 31, 2008.

From March 6, 2008 to March 14, 2008, Mr. Salomon and Dr. Levine entered into negotiations with Nutricorp with respect to the terms and conditions of the proposed letter of intent.

On March 10, 2008, Mr. Price discussed Kikkoman Corporation’s interest in ARG by telephone with Dr. Levine who informed Mr. Price to call back the next day when the Company’s President, Manfred Salomon, would be available to participate in the discussions. In addition, Dr. Levine, who beneficially owns a majority of the Company’s outstanding common stock, mentioned that he did not have any particular interest in discussing a sale of the shares of Common Stock of the Company to Kikkoman Corporation.

On March 11, 2008, Mr. Price called Dr. Levine and Mr. Salomon. During this discussion, Mr. Price provided general information regarding Kikkoman Corporation and its history, its US supplement business and strategy and that it was interested in exploring ways to build greater value via a strategic alliance, equity investment or business combination with the Company. During the course of the call, the representatives of each of the companies exchanged general information regarding potential business opportunities. Mr. Price suggested a face-to-face meeting at the Natural Products Expo West, which was to be held at the Anaheim Convention Center, CA later that week. The Company informed Mr. Price that the two companies would need to sign a non-disclosure agreement before participating in any substantive discussions.

On March 12, 2008, Mr. Salomon requested an extension of the execution date of the Nutricorp letter of intent from March 14, 2008 to March 17, 2008 and, on March 13, 2008, received confirmation that the extension had been granted.

On March 13, 2008, a PriceHorne partner, Andrew Horne, met with Mr. Salomon at the Orange County Hyatt to deliver an executed mutual nondisclosure agreement, dated as of March 12, 2008 between Kikkoman Corporation and the Company with respect to such discussions. Mr. Salomon and Mr. Horne exchanged additional information and Mr. Horne suggested that Mr. Salomon meet with representatives from Kikkoman Corporation the following day to discuss matters further.

On March 14, 2008, Kenichi Saito, Director and Executive Corporate Officer of Kikkoman Corporation, Mr. Osamu Mogi, Manager, Administration, Foreign Operations Department of Kikkoman Corporation, and Mr. Horne met with Mr. Salomon at the Anaheim Marriott. Mr. Mogi presented information about Kikkoman Corporation, its food and health strategy, its dietary supplement business in the US and its desire to explore potential opportunities with the Company as a partner in its efforts to grow its supplement business. In addition, Mr. Saito expressed Kikkoman Corporation’s potential interest in acquiring the Company at a price of $1.06 per share, subject to due diligence, corporate approvals and other customary terms and conditions. In the course of those discussions, Mr. Salomon indicated that management of the Company was in the process of considering various options to grow its business, and that he would present this proposal to the Company’s board of directors.

On March 14, 2008, the ARG Board met to discuss the Nutricorp letter of intent and Kikkoman Corporation’s expression of interest in acquiring the Company’s outstanding common stock at a purchase price of $1.06 per share. Mr. Salomon explained that he had agreed to meet with representatives for Kikkoman Corporation in order to determine whether their expression of interest would result in a proposal superior to the terms presented by Nutricorp before obtaining board authorization on the Nutricorp non-binding letter of intent. Due to the difference in offering price between the Nutricorp letter of intent and the price proposed by Kikkoman Corporation and various other considerations, the ARG Board determined not to take further action with respect to the proposal of Kikkoman Corporation at that time and authorized the execution of the Nutricorp letter of intent, which included an exclusivity provision prohibiting the Company from engaging in discussions with any other party until May 31, 2008 in order to give the parties time to negotiate definitive agreements.

On March 17, 2008, Dr. Levine executed the letter of intent with Nutricorp and Nutricorp commenced it’s due diligence review.

On March 18, 2008, Mr. Salomon informed Mr. Horne by telephone that Mr. Salomon had informed the ARG Board of Kikkoman Corporation’s acquisition proposal, but the ARG Board concluded not to take any further action with respect to the proposal at that time.

From March 18, 2008 through May 31, 2008, ARG and Nutricorp engaged in due diligence and various negotiations regarding the terms of definitive agreements for the proposed transaction.

On April 23, 2008, Mr. Horne called Mr. Salomon to advise the Company that Kikkoman Corporation continued to be interested in a transaction. Mr. Salomon replied that the Company was not in a position to continue further discussions at that time.

On May 19, 2008, Mr. Horne called Mr. Salomon again to advise the Company that Kikkoman Corporation continued to be interested in a transaction. Mr. Salomon replied that the Company was not in a position to engage in discussions at that time.

In late May 2008, Nutricorp continued its due diligence of pending litigation against the Company and proposed a revision to the letter of intent to pay Dr. Levine and Mrs. Levine a one-time payment of $450,000 in exchange for the Levines’ assuming liability of 100% of the first $1,500,000 in costs and expenses associated with all pending litigation plus 80% of any costs and expenses in excess of such amount. However, representatives of Nutricorp indicated that they would like to take time to consider the tax implications of the arrangement and indicated that they would like to terminate the letter of intent and prepare a new one containing the restrictions.

The Nutricorp letter of intent expired by its terms on May 31, 2008.

On June 2, 2008, Mr. Horne called Mr. Salomon again to advise the Company that Kikkoman Corporation continued to be interested in a transaction. Mr. Salomon replied that the Company was not in a position to engage in discussions at that time.

On June 2, 2008, Mr. Salomon, representatives from Nutricorp and the Company’s legal counsel, Law Offices of Gretchen Cowen, APC, met to discuss the proposed revisions to the letter of intent and, at that time, Nutricorp acknowledged the termination of the letter of intent and indicated that they would prepare a new letter of intent following consultation with legal and tax advisors. No extension of the exclusivity period was requested.

On June 3, 2008, Dr. Levine and Mr. Salomon called Mr. Horne to explain that (i) the Company had entered into exclusive negotiations with a third party regarding a potential sale of the Company, pursuant to a letter of intent that had terminated on May 31, 2008, (ii) that an agreement had not been reached, and (iii) the Company was interested in discussing the merits of a potential acquisition with Kikkoman Corporation.

On June 4, 2008, Mr. Price, Mr. Horne and Mr. Hornung, a director of PriceHorne, met with Kikkoman Corporation’s legal advisors, O’Melveny and Myers LLP, in San Francisco to discuss Kikkoman Corporation’s interest in the Company. Later that day, representatives of PriceHorne met with Dr. Levine and Mr. Salomon at the Company’s offices in Alameda to discuss a potential acquisition and preliminary views on the manner in which the Company would become an integral part of Kikkoman Corporation’s nutritional supplement business. Dr. Levine and Mr. Salomon advised PriceHorne that it would be helpful to receive a written expression of interest that included an indicative price range in order to evaluate whether an acquisition would be in the best interest of the Company and its shareholders.

On June 5, 2008, Kikkoman Corporation delivered a preliminary, non-binding letter that expressed interest in acquiring the Company without proposing an indicative price range. Mr. Horne advised Mr. Salomon that Kikkoman Corporation would need to get approval from certain representative directors of Kikkoman Corporation in order to provide an indicative price range.

On June 18, 2008, Mr. Saito and Mr. Horne visited the Company’s offices to present the non-binding indication of interest, which included an indicative price range of $1.17 to $1.37 per share, subject to further due diligence, and an obligation for the Company to negotiate exclusively with Kikkoman Corporation through July 25, 2008. Mr. Saito and Mr. Horne indicated that employment agreements for Mr. Salomon and certain employees and a consulting agreement for the retention of Dr. Levine’s and Susan Levine’s services would be critical to Kikkoman Corporation’s interest in the Company, and preserving the value of the Company following a potential acquisition.

On June 19, 2008, Mr. Salomon informed Mr. Horne that the Company was not prepared to countersign the non-binding indication of interest unless the $3 million difference in the price range was subject to a holdback escrow to address exposure to certain contingent liabilities with the remainder paid out to ARG’s stockholders.

Between June 19 and June 27, 2008, the parties negotiated the terms of a non-binding indication of interest.

On June 20, 2008, Mr. Salomon received correspondence from Nutricorp proposing a new letter of intent in which the price to the shareholders and termination fee would remain the same, but Nutricorp would pay Dr. Levine and Mrs. Levine a one-time payment of $450,000 in exchange for the Levines assuming liability of 100% of the first $1,500,000 in costs and expenses associated with the litigation plus 70% of any costs and expenses in excess of such amount.

On June 23, 2008, Mr. Salomon obtained a quote and engagement letter from Duff & Phelps for the preparation of a fairness opinion based on the proposed non-binding indication of interest from Kikkoman Corporation.

On June 25, 2008, Mr. Salomon received a proposed non-binding indication of interest from Kikkoman Corporation, executed by Mr. Saito and requiring execution by the Company on June 25, 2008.

On June 25, 2008, the ARG Board met to discuss the non-binding indication of interest from Kikkoman Corporation and revised offer from Nutricorp. The ARG Board reviewed the terms, conditions and contingencies of the Kikkoman Corporation non-binding indication of interest against the June 20th proposal received from Nutricorp, including the proposed holdback of $3 million by Kikkoman Corporation against the costs, expenses and outcome of ongoing litigation and fluctuations in the Company’s financial statements and Nutricorp’s proposal to require Dr. Levine and Mrs. Levine to personally assume liability for the costs, expenses and outcome of the litigation in an amount equal to $1.5 million plus 70% of any liability in excess of such amount in exchange for a one time payment of $450,000. The ARG Board noted that the price per share offered by Nutricorp fell short of the lowest price offered by Kikkoman Corporation. The ARG Board authorized Mr. Salomon and Dr. Levine to contact Kikkoman Corporation in order to obtain a 48-hour extension on the proposed non-binding indication of interest and to advise Nutricorp that a better offer had been received and ARG required a response from Nutricorp within forty-eight hours in order to proceed.

On June 25, 2008, Mr. Salomon contacted Mr. Horne to request an extension of the non-binding indication of interest submitted by Kikkoman Corporation and was advised that the extension was granted.

On June 25, 2008, Mr. Salomon notified Nutricorp that a better offer had been received by ARG and that, if discussions were to continue, Nutricorp needed to submit a higher offer before close of business on June 27, 2008.

On June 26, 2008, Mr. Salomon received correspondence from representatives of Nutricorp stating that, as a final offer, Nutricorp was prepared to offer $1.31 per share in a tender offer, to pay Dr. Levine and Mrs. Levine a one-time payment of $450,000 in exchange for the Levines assuming liability of 100% of the first $1,500,000 in costs and expenses associated with the litigation plus 70% of any costs and expenses in excess of such amount, to eliminate severance pay previously offered to Dr. Levine and Mrs. Levine and to pay the Levines a combined consulting fee of $145,000 per year for three years.

On June 27, 2008, the ARG Board met to consider the proposed offer by Nutricorp. Dr. Levine and Mrs. Levine stated that they had considered Nutricorp’s proposal to require the Levines to assume liability of 100% of the first $1,500,000 in costs and expenses associated with the litigation plus 70% of any costs and expenses in excess of such amount since the offer was first made and that they were unwilling to assume personal liability for such costs and expenses. Based on the unwillingness of Dr. Levine and Susan Levine to proceed with the transaction, the ARG Board then discussed the Company’s business strategy, other potential alternatives and whether to countersign the non-binding indication of interest with Kikkoman Corporation, which would prohibit it from continuing discussions with other potentially interested parties, including Nutricorp. Dr. Levine was authorized to execute the non-binding indication of interest with Kikkoman Corporation provided representatives of Kikkoman Corporation agreed to negotiate the amount of any holdback account, and Mr. Salomon and Dr. Levine were instructed to notify Nutricorp that it’s final proposal had been rejected and the Company had executed a non-binding indication of interest with a third party.

On June 27, 2008, the parties signed an indication of interest which expressed Kikkoman Corporation’s non-binding interest in acquiring the Company at an indicative price of $1.37 per share with a $3 million holdback (representing a holdback per share of $0.20), or other mutually agreeable alternative to address certain contingent liabilities. In order to allow Kikkoman Corporation an opportunity to perform diligence on the Company to confirm its interest and to negotiate mutually acceptable definitive documentation, the non-binding indication included a binding mutual confidentiality agreement and a binding exclusivity agreement by the Company to cease discussion of any alternative proposal and to not solicit alternative offers prior to July 25, and certain related obligations unless the indication of interest was earlier terminated by the Company and Kikkoman Corporation.

On June 30, 2008, Dr. Levine notified representatives of Nutricorp that the Company had rejected Nutricorp’s final offer and executed an indication of interest with a third party.

From July 1, 2008 through August 8, 2008, further meetings between management of the Company and Kikkoman Corporation’s representatives were held; physical data rooms were made available to Kikkoman Corporation and its representatives, and the Company responded to numerous questions and inquiries regarding its business.

On July 11, 2008, the ARG Board met to discuss the need to appoint a special committee of the independent directors of the Board to review the fairness of the proposed transaction with Kikkoman Corporation to the unaffiliated stockholders of the Company and it was determined that Ed Kane, the Company’s then sole independent director, would act as a special committee for the purpose of reviewing the fairness of the transaction to unaffiliated stockholders, was authorized to retain independent legal and financial advisors with respect to his review at the Company’s expense, and would execute the engagement letter with Duff & Phelps to obtain a fairness opinion as to the proposed transaction.

On July 14, 2008, representatives of the Company and Kikkoman Corporation met for an in-person diligence meeting. At the meeting, Kikkoman Corporation proposed a $1 million reduction of the purchase price in lieu of the $3 million holdback account, representing a reduction to the price per share from $1.37 to $1.30, in exchange for no escrow to cover future contingencies and partial indemnity from Dr. Levine in favor of Kikkoman Corporation on a pending books and records action by one of the Company’s shareholders. The Company indicated that the board of directors would consider the proposal.

On July 14, 2008, the ARG Board met to consider the proposed $1,000,000 pricing adjustment and it was determined that Mr. Salomon and Dr. Levine should contact litigation counsel for the Company to open settlement negotiations with Pure Research Group, LLC in an effort to reduce the proposed pricing adjustment.

On July 15, 2008, O’Melveny & Myers LLP provided draft copies of the employment agreement for Fred Salomon and Employment Separation and General Release Agreement and Consulting Agreement for Dr. Levine to the Company’s legal counsel, The Law Offices of Gretchen Cowen, APC.

On July 16, 2008, O’Melveny & Myers LLP sent an initial draft of the Merger Agreement and a Tender and Support Agreement to the Company’s legal counsel, the Law Offices of Gretchen Cowen, APC. The draft of the Merger Agreement contemplated, among other things, that if the Company terminated the Merger Agreement (subject to certain exceptions), and in some circumstances, if KI NutriCare, Inc. or Longhorn Acquisition Corp. terminated the Merger Agreement, then KI NutriCare, Inc. would be entitled to a termination fee of $1,000,000 plus all fees and expenses incurred by KI NutriCare, Inc., Longhorn Acquisition Corp. and Kikkoman Corporation. The Tender and Support Agreement included a profit sharing provision that provided that if the Tender and Support Agreement was terminated as a result of the termination of the Merger Agreement, in certain circumstances, KI NutriCare, Inc. would be entitled to 50% of the proceeds in excess of the agreed upon price for the tender offer if Dr. Levine chose to tender into an alternative offer or if KI NutriCare, Inc. raises the offer price.

On July 16, 2008, Mr. Kane retained legal counsel, Montgomery, McCracken, Walker & Rhoads, LLP, to represent the special committee of the ARG Board.

On July 17, 2008, legal counsel for the special committee, Montgomery, McCracken, Walker & Rhoads, LLP, contacted the Company’s legal counsel, Law Offices of Gretchen Cowen, APC, to discuss the need for a second independent director on the special committee to meet certain requirements of the FBCA.

On July 17, 2008, the officers and directors of ARG commenced a search for an additional, independent director who would be qualified to review fairness of the proposed transaction with Kikkoman Corporation on behalf of the Company’s unaffiliated stockholders.

On July 20, 2008, Mr. Kane notified Mr. Salomon and Dr. Levine that he would like to nominate Paul R. Porreca, a retired judge from the New Jersey Superior Court and business owner, as an interim director to the ARG Board and as a second member of the special committee.

On July 21, 2008, the ARG Board met to discuss the qualifications of Judge Porreca as an independent member of the Board of Directors and appointed him both as an interim director and as a member of the special committee. The special committee members verified that they had received the Merger Agreement, Tender and Support Agreement and other documents related to the proposed transaction with Kikkoman Corporation and the proposed pricing adjustment, would review those materials and meet with their separate counsel, Montgomery, McCracken, Walker & Rhoads, LLP.

On July 22, 2008, the Law Offices of Gretchen Cowen, APC, submitted a mark-up of the Merger Agreement that indicated, among other things, that a transaction with a termination fee was not acceptable to the Company and that the profit sharing provision in the Tender and Support Agreement would not be acceptable to the Company or Dr. Levine at that time.

On July 22, 2008, the special committee of the ARG Board met to discuss the timeline proposed by Kikkoman Corporation for commencement of the Offer on July 25, 2008 and the timing needed for the special committee to perform its analysis of the fairness of the transaction to ARG’s unaffiliated stockholders. In addition, the special committee discussed the structure of the proposed transaction and applicable provisions of the FBCA to the Offer and the Merger. It was determined that counsel for the special committee, Montgomery, McCracken, Walker & Rhoads, LLP, should contact counsel to ARG, Law Offices of Gretchen Cowen, APC, to notify ARG that additional time would be required for the special committee’s review.

On July 22, 2008, counsel for the special committee, Montgomery, McCracken, Walker & Rhoads, LLP, contacted counsel to ARG, Law Offices of Gretchen Cowen, APC, to review the status of negotiations with Kikkoman Corporation and the preliminary draft of the fairness opinion, and to outline the special committee’s review process and timing needs.

On July 22, 2008, a conference was held between Mr. Horne, Mr. Hornung, Mr. Salomon, Dr. Levine and legal counsel from O’Melveny & Myers, LLP and Law Offices of Gretchen Cowen, APC to review the status of negotiations, the special committee review process and the proposed timeline. Legal counsel from Law Offices of Gretchen Cowen, APC indicated that the special committee did not anticipate receipt of the preliminary fairness opinion until July 25, 2008 and the timeline would need to be moved to accommodate the special committee in its review and, in addition, to accommodate the timing needs of ARG’s management team.

On July 24, 2008, the ARG Board met to discuss Kikkoman Corporation’s offer of a $1 million pricing adjustment and the failure of Pure Research Group, LLC to respond to the efforts of litigation counsel to settle outstanding litigation. Based on litigation counsel’s estimation of the value of the pending litigation with Pure Research Group, LLC and past legal expenses, the ARG Board instructed Mr. Salomon and Dr. Levine to provide representatives for Kikkoman Corporation with a counteroffer, subject to approval of the special committee, to reduce the per share price from $1.37 per share to $1.35 per share (a $400,000 pricing adjustment) to offset the costs of pending litigation between the Company and Pure Research Group, LLC and costs and expenses associated with the books and records action of one of the Company’s stockholders with the understanding that the Levines would accept liability for payment on any judgment issued against the Company and/or themselves as a result of the books and records action to the extent not otherwise covered by applicable directors and officers liability insurance maintained by the Company for the periods in question.

On July 24, 2008, O’Melveny & Myers LLP indicated to the Law Offices of Gretchen Cowen, APC that Kikkoman Corporation was not willing to proceed with a transaction that did not provide for a termination fee in the circumstances set forth in the Merger Agreement or a Tender and Support Agreement that did not include a profit-sharing provision, but proposed a reduction of the termination fee to $400,000 plus costs and expenses. On the same date, counsel to the Company submitted additional comments on the Merger Agreement from McCracken, Walker & Rhoads LLP, special counsel to the Special Committee of the Company. On the same date, the Company sent a written counteroffer to Mr. Saito, indicating that the Board of Directors of the Company had met to discuss Kikkoman Corporation’s offer, but proposed a higher price of $1.35 per share and a more limited indemnity from Dr. Levine, all of which would be subject to approval by the special committee of the ARG Board during its fairness review.

On July 25, 2008, O’Melveny & Myers LLP submitted draft copies of employment agreements for designated employees. From July 25 through August 1, 2008, O’Melveny & Myers LLP continued to negotiate the employment agreements with the Company.

On July 25, 2008, the Board of Directors of Kikkoman Corporation approved the conditions under which it was willing to cause KI NutriCare to enter into the Merger Agreement.

On July 25, 2008, Mr. Horne contacted Mr. Salomon, indicating that the Board of Directors of Kikkoman Corporation had approved the Merger Agreement for $1.30 per Share to reflect a $1 million pricing adjustment and had not addressed the other items in the Company’s counteroffer. The Company’s legal counsel, Law Offices of Gretchen Cowen, APC, contacted counsel to Kikkoman Corporation, O’Melveny & Myers LLP, to verify whether the counteroffer had been considered by the Board of Directors of Kikkoman Corporation, and was informed that the $1.35 per Share price had been rejected but that representatives of Kikkoman Corporation has been authorized to negotiate the terms of any indemnification agreement with Dr. Levine and Mrs. Levine.

On July 25, 2008, representatives of Kikkoman Corporation requested an extension of the exclusivity clause from ARG to August 1, 2008.

On July 25, 2008, the ARG Board met to consider the rejection of the counteroffer and response to Kikkoman Corporation. Based on litigation counsel’s valuation of the Pure Research Group, LLC litigation and the willingness of the Levines to assume liability for judgments on the books and records action, Mr. Salomon and Dr. Levine were authorized and directed to send representatives of Kikkoman Corporation an acceptance of the extension of the exclusivity clause to August 4, 2008 and the $1 million pricing adjustment subject to the special committee’s determination as to the fairness of the transaction to the Company’s unaffiliated stockholders, subject to the Pure Research Group, LLC litigation remaining outstanding on the date of execution of the Merger Agreement and subject to Kikkoman Corporation’s acceptance of the limitations on the proposed indemnity agreement set forth in the July 24, 2008 counteroffer.

On July 25, 2008, Dr. Levine sent a written acceptance of the extension of the exclusivity clause and the pricing adjustment subject to the contingencies set by the ARG Board. Mr. Horne then contacted Mr. Salomon and Dr. Levine for verification of the contingencies and indicated that Kikkoman Corporation would accept the contingencies, requesting that Dr. Levine execute the extension of the exclusivity clause to August 4, 2008.

On July 25, 2008, the Company and Kikkoman Corporation agreed to extend the exclusivity provision in the indication of interest until August 4, 2008 to provide the Company and Kikkoman Corporation additional time to resolve outstanding issues.

On July 28, 2008, the Law Offices of Gretchen Cowen, APC indicated to O’Melveny & Myers LLP that the Company was unwilling to accept a termination fee of $400,000 plus costs and expenses and wanted the termination fee to be inclusive of costs and expenses and, further, that Dr. Levine wanted a reduction in the profit sharing provision of the Tender and Support Agreement from 50% to 20%.

On July 28, 2008, the special committee of the ARG Board met to review the preliminary fairness opinion of Duff & Phelps, including its Fairness Analysis Presentation. Based on its review of the presentation, the Special Committee determined to have a representative of Duff & Phelps make a formal presentation of the report to the Special Committee on July 30, 2008.

On July 29, 2008, representatives of Kikkoman Corporation and the Company agreed to a reduced termination fee equal to $250,000 plus costs and expenses not to exceed $750,000 and Dr. Levine agreed to the reduction of the profit sharing clause in the Tender and Support Agreement to 35%.

From July 29, 2008 until August 1, 2008, representatives of Kikkoman Corporation and the Company continued their negotiation of the terms of the Merger Agreement and employment agreements.

On July 30, 2008, the special committee of the ARG Board met to hear the presentation by Duff & Phelps of its analysis of the proposed Merger Agreement and the Offer. The representative from Duff & Phelps concluded that, based on its review of the preliminary documents, and subject to review of definitive agreements, Duff & Phelps was prepared to deliver its opinion stating that, subject to all of the provisions set forth in the opinion, the offering price of $1.30 per Share was fair to the unaffiliated shareholders of ARG from a financial point of view. During the meeting, the special committee had an opportunity to ask questions, all of which were answered to its satisfaction. The special committee determined that, based on the presentation, the fairness opinion and the preliminary documents, the special committee was prepared to recommend to the full ARG Board that the Company proceed with the transaction based upon $1.30 per share pending receipt by the special committee of the final documents and fairness opinion.

On July 31, 2008, legal counsel for the special committee of the ARG Board, Montgomery, McCracken, Walker & Rhoads, LLP, contacted ARG’s legal counsel, Law Offices of Gretchen Cowen, APC, to notify ARG that the special committee had received a preliminary draft of the fairness opinion from Duff & Phelps, had met with Duff & Phelps to hear its presentation of its fairness opinion and report, and was prepared to recommend the transaction to the Company’s Board of Directors at $1.30 per share pending receipt of final documentation and a final fairness opinion from Duff & Phelps.

On July 31, 2008, representatives of Kikkoman Corporation and ARG, together with their respective legal counsel, met to resolve any outstanding items and to establish a timeline for finalization of the documentation to be sent to the special committee of the ARG Board.

On August 4, 2008, the final Merger Agreement and related documents, including employment agreements, were sent to Duff & Phelps and to the members of the special committee.

On August 4, 2008, a conference was held between Mr. Horne, Mr. Salomon, Dr. Levine, Ms. Laura Johnson of the Company and legal counsel from O’Melveny & Myers, LLP and Law Offices of Gretchen Cowen, APC to review the status of the final fairness opinion and special committee review process and the proposed timeline for commencement of the Offer. On that same day, legal counsel for ARG, Law Offices of Gretchen Cowen, APC, contacted the representative from Duff & Phelps to notify him of the proposed timeline for commencement of the Offer.

On August 5, 2008, representatives of Kikkoman Corporation agreed and the Company agreed to increase the price per Share to $1.33. On that same day, counsel for the Company, Law Offices of Gretchen Cowen, APC, notified special committee, legal counsel to the special committee, Montgomery, McCracken, Walker & Rhoads, LLP, and the representative from Duff & Phelps of the increase in the offer price.

On August 6, 2008, Duff & Phelps delivered to the special committee its opinion that as of that date the consideration to be received in the Offer was fair, from a financial point of view, to the unaffiliated stockholders of the Company (without giving effect to any impacts of the Offer on any particular stockholder other than in its capacity as a stockholder).

On August 6, 2008, the special committee met and determined that, based on consideration of the Duff & Phelps fairness opinion, the earlier presentation by Duff & Phelps of its report, and various other factors, the special committee was prepared to recommend the transaction to the ARG Board of Directors at $1.33 per share.

On August 6, 2008, the Company’s full Board of Directors, following the unanimous determination by the Special Committee that the Merger Agreement and the transactions contemplated by the Offer and the Merger Agreement are fair and reasonable and in the best interests of the Company and the Company’s unaffiliated stockholders, duly and unanimously adopted resolutions (i) declaring that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are fair and reasonable to and in the best interests of the Company and its stockholders, (ii) approving and declaring advisable the Merger Agreement the transactions contemplated thereby, including the tender offer and the merger, are fair and reasonable to and in the best interests of the Company and its stockholders (such approval having been made in accordance with the FBCA), and (iii) recommending that the Company’s stockholders accept the tender offer, tender their Shares to Merger Sub pursuant thereto and adopt the Merger Agreement. In addition, the independent directors of the ARG Board approved the employment agreements of Fred Salomon, Ms. Johnson and Mr. Abbott, as well as other employees, and the Separation Agreements, and separately approved the Offer and the Top-Up Option (described below in Item 8(a)), as necessary, in accordance with the FBCA.

On August 8, 2008, KI NutriCare, Inc., Longhorn Acquisition Corp. and the Company executed the Merger Agreement.

Reasons for Recommendation

In reaching its decisions to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and to recommend that the Company’s stockholders accept the Offer and tender their Shares to KI NutriCare pursuant to the Offer, the ARG Board, in consultation with the Company’s management and legal and financial advisors, considered a number of strategic, financial, governance and other factors, which the ARG Board viewed as collectively supporting its decision to approve the Merger Agreement and the transactions contemplated thereby. A description of these factors is set forth below.

Factors Considered by the Board. The ARG Board considered a number of strategic, financial and governance factors that supported its decision to approve the Merger Agreement and the transactions contemplated thereby, including the following:

•

The Special Committee has determined that it is fair and reasonable to, and in the best interests of ARG’s unaffiliated stockholders to enter into the Tender Offer Agreement and to consummate the Offer and the Merger.

•	The negotiated terms of the Tender Offer Agreement are reasonable and consistent with terms in similar transactions.

•	The Special Committee has received an opinion from Duff & Phelps that the per Share price to be received by the stockholders is fair to unaffiliated stockholders from a financial point of view.

•	The presentation of Duff & Phelps regarding its analysis of various valuation reference ranges.

•	The benefits and detriments (including cost) to ARG and its stockholders in connection with the continuation of ARG as a public company.

•

The fact that the public stockholders would have no continuing equity interest in ARG following the proposed transaction and therefore would not participate in any potential future growth or earnings or any potential future transaction that might occur at a later time if ARG remained public.

•	The fact that the transaction, if consummated, would eliminate the risk to the public stockholders of any future decreases in the value of ARG.

•	The relative size of ARG as a public company and corresponding trading volume history and liquidity.

•	The assets, obligations, operations and earnings of ARG and its subsidiary taken as a whole.

•	The prospects of ARG based on its current and historical performance, management’s projections and uncertainties regarding the industry in which ARG operates.

•	The Merger Agreement contains a customary fiduciary out provision.

•	All of the terms and conditions of the Merger Agreement taken as a whole.

•

The opportunity for the public stockholders to realize a substantial premium over the share prices immediately prior to the public announcement of the proposed transaction compared to the uncertainty of realizing an equivalent value in the future.

•	The availability of appraisal rights for stockholders who comply with all of the procedures under Florida law and who do not tender their Shares in the Offer.

•	The absence of any financing condition or contingency on KI NutriCare’s obligation to consummate the Offer and the Merger.

•

The representations and warranties of KI NutriCare contained in the Merger Agreement, including representations and warranties relating to KI NutriCare’s and the Purchaser’s financial ability to pay the consideration due to the Company’s stockholders pursuant to the Offer and the Merger.

•

The provisions that permit the ARG Board, on the terms and conditions of the Merger Agreement, to change or withdraw its recommendation contained in this Schedule 14D-9 as necessary to comply with its fiduciary duties in light of any superior proposal received by the Company.

•

The provisions that permit the Company, on the terms and conditions of the Merger Agreement, to terminate the Merger Agreement under certain circumstances, including where the Company has received and intends to accept a superior proposal.

•	The amount of and circumstances under which a termination fee is payable by the Company.

•

The fact that the termination fee caps costs and expenses which might otherwise be payable to KI NutriCare and the Purchaser and causes the termination fee and the capped expenses to represent liquidated damages to KI NutriCare and the Purchaser.

•

The willingness of Dr. Levine and Mrs. Levine to assume liability for any judgment or award granted against the Company in the ongoing litigation between the Company and Steven and Kimberly Bronson, pending in the Circuit Court for the 15th Judicial Circuit located in Palm Beach County, Florida, and any litigation resulting therefrom to the extent that it is based on related party transactions during the periods of time at issue in the ongoing litigation.

•	The conditions to the completion of the transactions contemplated by the Merger Agreement and the likelihood that those conditions will be satisfied.

•	The interest of third parties to enter into a strategic relationship with the Company or to acquire the Company on terms more favorable than those offered by KI NutriCare.

•

The belief that the Merger was more favorable to the Company stockholders than any other alternative reasonably available to the Company and its stockholders, including the alternative of remaining a stand-alone, independent company.

Opinion of Financial Advisor. In the course of reaching its decision to recommend the approval of the Merger Agreement, the Offer and the Merger to the ARG Board of Directors, the Special Committee considered the analyses and the opinion of Duff & Phelps, as summarized above, and considered the others factors listed above. In addition, Special Committee and the ARG Board of Directors considered the structure and terms of the Merger Agreement, the current market prices of ARG’s common stock and the historical prices of ARG’s common stock. In view of the variety of reasons and factors considered in connection with its evaluation of the Offer and the Merger, ARG’s Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the reasons and factors considered by them, or make a determination that any factor was of particular importance. Rather, ARG’s Board of Directors made their determinations and recommendations based upon the totality of the information presented to them and considered. For a detailed description of the opinion, which is attached hereto as Exhibit (a)(2)(B), see the section titled “Opinion of Duff & Phelps” on page 24 of this Schedule 14D-9.

Other Factors. The ARG Board considered the foregoing factors, which it judged as weighing in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, against a number of other factors identified in its deliberations, which it judged as weighing negatively against the Merger Agreement and the transactions contemplated by the Merger Agreement, including the following:

•

the possibility that the transactions contemplated by the Merger Agreement might not be completed or might be unduly delayed, as well as the potential adverse consequences to the Company if the transactions contemplated by the Merger Agreement are not completed or are unduly delayed;

•	the fact that the price per share to be received by the Company’s stockholders pursuant to the Offer and the Merger will be taxable to the Company’s stockholders for U.S. federal income tax purposes;

•

the fact that the nature of the Offer and the Merger as an all-cash transaction means that the Company’s stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company;

•	the restriction that the Merger Agreement imposes on the Company with respect to soliciting competing acquisition proposals;

•

the risk that the Company’s business may be disrupted as a result of the announcement of the Offer and the Merger, and that the Company’s management may have been distracted as a result of negotiating a potential transaction with KI NutriCare;

•

the risk that the failure of the parties to consummate the Offer and the Merger in a timely manner or at all may have a disruptive effect on the Company’s business, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on the Company’s business and customer relationships;

•

the contractual restrictions contained in the Merger Agreement on the conduct of the Company’s business prior to the completion of the transactions contemplated by the Merger Agreement, which may limit the Company’s ability to pursue business opportunities that it would otherwise pursue;

•

the possibility that the Company could be required to pay a termination fee of $250,000 plus up to $750,000 in costs and expenses to KI NutriCare and the Purchaser in connection with the termination of the Merger Agreement under certain circumstances specified in the Merger Agreement;

•

the fact that, due to the unsettled condition of ongoing litigation between the Company and Pure Research Group, LLC, et. al, pending in the U.S. District Court of Colorado, the price paid to the Company’s Stockholder’s was reduced in the aggregate by $586,648 (approximately $0.04 per share);

•	the possibility that another party might have been willing to pay a higher purchase price for the Company than the $1.33 per share price agreed to by KI NutriCare;

•

the possibility that, although the Offer and the Merger provide the Company stockholders the opportunity to realize a premium to the price at which the Company common stock traded prior to the public announcement of the transaction, the price of the Company common stock might have increased in the future to a price greater than $1.33;

•

that the Company did not perform an additional market check prior to entering into the Merger Agreement, although the ARG Board was satisfied that the terms of the Merger Agreement, including the ability of the ARG Board, under specified circumstances, to exercise its fiduciary duties to consider unsolicited takeover proposals and the amount of the termination fee payable by the Company upon termination of the Merger Agreement to accept a superior acquisition proposal, would not be likely to preclude or unreasonably deter another party from making a superior acquisition proposal; and

•	the interests of the Company’s executive officers and directors in the transactions contemplated by the Merger Agreement, as described under Item 3.

After considering the foregoing factors, the ARG Board determined that they could be mitigated or managed by the Company and/or KI NutriCare following the completion of the transactions contemplated by the Merger Agreement, were reasonably acceptable under the circumstances or, in light of the anticipated benefits, were unlikely to have a material adverse impact on the transactions contemplated by the Merger Agreement. As a result, the ARG Board likewise determined that these factors were significantly outweighed by the potential benefits of the transactions contemplated by the Merger Agreement.

Although this discussion of the factors considered by the ARG Board is believed to include the material considerations weighed by the ARG Board, it is not intended to be exhaustive and may not include all of the factors considered by the ARG Board in reaching its determination to approve the Merger Agreement and the transactions contemplated by the Merger Agreement. In addition, the ARG Board did not find it useful to, and did not attempt to, quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and its stockholders. Instead, the ARG Board based its ultimate determination on the totality of the information presented to and factors considered by it. In addition, individual members of the ARG Board may have given different weights to different factors.

In considering the determination by the ARG Board that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and its stockholders, the Company’s stockholders should be aware that certain members of the ARG Board and certain officers of the Company have arrangements that may cause them to have interests in the transactions contemplated by the Merger Agreement that are different from, or are in addition to, the interests of the Company’s stockholders generally. See the section titled “Past Contracts, Transactions, Negotiations and Agreements” beginning on page 2 of this Schedule 14D-9.

Opinion of Duff & Phelps

The Special Committee engaged Duff & Phelps to provide it an opinion as to the fairness, from a financial point of view, of the consideration to be received by the unaffiliated holders of the Company’s common stock in the Offer and Merger. The Special Committee selected Duff & Phelps because Duff & Phelps is a leading independent financial advisory firm, offering a broad range of valuation, investment banking services and consulting services, including fairness and solvency opinions, mergers and acquisitions advisory, mergers and acquisitions due diligence services, financial reporting and tax valuation, fixed asset and real estate consulting, ESOP and ERISA advisory services, legal business solutions, and dispute consulting. Duff & Phelps is regularly engaged in the valuation of businesses and securities and the preparation of fairness opinions in connection with mergers, acquisitions and other strategic transactions.

On July 25, 2008 Duff & Phelps delivered a draft of its written presentation and opinion letter to legal counsel for the Special Committee. On July 30, 2008 representatives of Duff & Phelps met telephonically with the Special Committee and its legal counsel to review its analysis and written presentation and to answer any questions from the Special Committee with respect to the analysis. In that meeting, Duff & Phelps verbally indicated that, based on the draft Merger Agreement it had reviewed, and considering its own analysis and all factors that it deemed relevant, Duff & Phelps was prepared to render a written opinion to the Special Committee stating that as of that date, and subject to the assumptions, limitations and qualifications to be set forth in its written opinion, the consideration to be received by the unaffiliated public holders of common stock of the Company in the Offer and Merger was fair to such stockholders from a financial point of view (without giving effect to any impacts of the Offer and Merger on any particular stockholder other than in its capacity as a stockholder). For the purpose of Duff & Phelps’ opinion, unaffiliated public holders were defined to include all stockholders other than any officers or directors of ARG, or any trusts controlled by, or established for the benefit of, such officers or directors. On August 6, 2008, at the request of the Special Committee, Duff & Phelps delivered its written opinion to the Special Committee.

The full text of Duff & Phelps’ written opinion, dated August 6, 2008, which sets forth, among other things, assumptions made, matters considered, and limitations on the review undertaken in connection with the opinion, is attached hereto as Exhibit (a)(2)(b). The opinion expressed by Duff & Phelps was provided for the information and assistance of the Special Committee in connection with its consideration of the transaction contemplated by the Merger Agreement, and such opinion does not constitute a recommendation as to any action that any stockholder of ARG should take in connection with the Offer and Merger or any aspect thereof and is not a recommendation as to whether or not any stockholder should tender their shares in connection with the Offer and Merger or how any stockholder should vote or otherwise act in connection with the Offer and Merger. You are urged to read the opinion carefully and in its entirety.

The following pages contain a summary of the material financial analyses performed by Duff & Phelps in connection with rendering its opinion. The summary of the financial analyses is not a complete description of all of the analyses performed by Duff & Phelps. THE DUFF & PHELPS OPINION IS BASED ON THE TOTALITY OF THE VARIOUS ANALYSES THAT IT PERFORMED, AND NO PARTICULAR PORTION OF THE ANALYSIS HAS ANY MERIT STANDING ALONE. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

While this summary describes the analysis and factors that Duff & Phelps deemed material in its presentation to the Special Committee, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or a summary description. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by Duff & Phelps. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by Duff & Phelps is based on all analyses and factors taken, as a whole, and also on application of Duff & Phelps’ own experience and judgment. This conclusion may involve significant elements of subjective judgment and qualitative analysis. Duff & Phelps gives no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed. In performing its analyses, Duff & Phelps made numerous assumptions with respect to the industry outlook, general business and other conditions and matters many of which are beyond the control of the Company and Duff & Phelps. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Accordingly, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which the Company actually may be sold in the future, and these estimates are inherently subject to uncertainty.

In connection with this opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. No limits were placed on Duff & Phelps by the Company or the Special Committee in terms of the information to which it had access or the matters it could consider. Duff & Phelps’ due diligence with regards to the Offer and Merger included, but was not limited to, the items summarized below.

1.	Discussed the operations, financial conditions, future prospects, and projected operations and performance of ARG, as well as the Offer and Merger with the management of ARG;

2.	Reviewed ARG’s annual report on Form 10-K for the years ended December 31, 2006 and 2007;

3.	Reviewed ARG’s quarterly report on Form 10-Q for the three months ended March 31, 2008;

4.	Reviewed ARG’s unaudited, management-prepared financial statements for the four years ended December 31, 2004 through 2007 and the three-month periods ended March 31, 2007 and 2008;

5.	Reviewed certain other financial and operating data concerning ARG;

6.	Reviewed other publicly available financial statements and other business and financial information regarding ARG and the industry in which it operates;

7.	Prepared certain financial forecasts which were reviewed and approved by management of ARG;

8.	Reviewed the draft Agreement and Plan of Merger by and among KI NutriCare, Inc., Longhorn Acquisition Corp., and ARG, as provided on August 4, 2008;

9.	Reviewed the draft Tender and Support Agreement by and between KI NutriCare, Inc., Stephen A. Levine, and Susan Levine, as provided on August 4, 2008;

10.	Reviewed the draft Non-Competition Agreement by and between KI NutriCare, Inc. and Stephen A. Levine, as provided on August 4, 2008;

11.	Reviewed the draft Employment Separation and General Release Agreement by and between ARG and Stephen A. Levine, as provided on August 4, 2008;

12.	Reviewed the draft Non-Competition Agreement by and between KI NutriCare, Inc. and Susan Levine, as provided on August 4, 2008;

13.	Reviewed the draft Employment Separation and General Release Agreement by and between ARG and Susan Levine, as provided on August 4, 2008.

14.	Reviewed historical trading prices and trading volume with respect to ARG’s common stock, and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

15.	Compared the financial performance of ARG and the prices and trading activity of ARG’s common stock with those of certain other publicly traded companies that Duff & Phelps deemed relevant;

16.	Compared certain financial terms of the Offer and Merger to financial terms, to the extent publicly available, of certain other business combination transactions that Duff & Phelps deemed relevant; and

17.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Duff & Phelps also took into account its assessment of general economic, market and financial conditions, and its experience in securities and business valuation, in general, and with respect to transactions similar to the Offer and Merger in particular. Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company’s solvency or of any specific assets or liabilities (contingent or otherwise). Duff & Phelps’ opinion should not be construed as a credit rating, solvency opinion, an analysis of the company’s credit worthiness or otherwise as tax advice or as accounting advice.

In performing its analyses and rendering this Opinion with respect to the Offer and Merger, Duff & Phelps:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including ARG management, and did not attempt to independently verify such information;

2.	Assumed that any estimates, evaluations, forecasts and projections furnished to them by ARG management were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;

3.	Assumed that the final versions of all documents reviewed by them in draft form conform in all material respects to the drafts reviewed;

4.	Assumed that information supplied to them, and representations made by ARG management are substantially accurate regarding ARG and the Offer and Merger;

5.	Assumed that all of the conditions required to implement the Offer and Merger will be satisfied and that the Offer and Merger will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof;

6.	Relied upon the fact that the Special Committee and the Company have been advised by counsel as to all legal matters with respect to the Offer and Merger, including whether all procedures required by law to be taken in connection with the Offer and Merger have been duly, validly and timely taken, and Duff & Phelps did not make, and assumed no responsibility to make, any representation , or render any opinion, as to any legal matter; and

7.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and Merger will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Offer and Merger.

Neither ARG’s management nor the Special Committee placed any limitations upon Duff & Phelps with respect to the procedures followed or factors considered by Duff & Phelps in rendering its opinion.

In its analysis and in connection with the preparation of its opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Offer and Merger. Duff & Phelps has also assumed that all of the conditions precedent required to implement the Offer and Merger will be satisfied and that the Offer and Merger will be completed in accordance with the documents that were provided for its review.

The basis and methodology for Duff & Phelps’ opinion have been designed specifically for the express purposes of the Special Committee and may not translate to any other purposes.

To the extent that any of the foregoing assumptions or any of the facts on which Duff & Phelps’ opinion is based proves to be untrue in any material respect, its opinion cannot and should not be relied upon.

Duff & Phelps prepared its opinion effective as of August 6, 2008. The opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of such date, and Duff & Phelps has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion which may come or be brought to the attention of Duff & Phelps after such date.

Duff & Phelps’ opinion should not be construed as creating any fiduciary duty on Duff & Phelps’ part to any party.

Duff & Phelps’ opinion is not a recommendation as to how the Special Committee or any stockholder should vote or act with respect to any matters relating to the Offer and Merger, or whether to proceed with the Offer and Merger or any related transaction, nor does it indicate that the consideration received is the best possible attainable under any circumstances. Duff & Phelps’ opinion did not address the prices at which ARG’s common stock will trade after the Offer and Merger. Furthermore, Duff & Phelps did not address the relative merits of the Offer and Merger and any other transactions or business strategies discussed by the Special Committee as alternatives to the Offer and Merger. The decision as to whether to proceed with the Offer and Merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which Duff & Phelps’ opinion is based. As a result, the opinion and presentation of Duff & Phelps was only one of many factors taken into consideration by the Special Committee in making its determination with respect to the Offer and Merger.

The preparation of a fairness opinion necessarily requires a broad range of subjective judgments with respect to appropriate selected public companies, appropriate multiples of various selected financial data, appropriate discount rates and other financial and other factors. Analyses and estimates of the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold.

In preparing its opinion, Duff & Phelps performed certain financial and comparative analyses summarized in the following paragraphs. Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors it considered, without considering all such analyses and factors, could create an incomplete view of the analyses and the process underlying its opinion. While the conclusions reached in connection with each analysis were considered carefully by Duff & Phelps in arriving at its opinion, Duff & Phelps made various subjective judgments in arriving at its opinion and did not consider it practicable to, nor did it attempt to, assign relative weights to the individual analyses and specific factors considered in reaching its opinion.

Although these paragraphs include some information in tabular format, those tables are not intended to stand alone, and must be read together with the full text of each summary and the limitations and qualifications in the opinion.

Fundamental Valuation Analysis

Among other matters considered, Duff & Phelps’ analysis included a fundamental valuation analysis of ARG using generally accepted valuation methodologies.

Discounted Cash Flow Analysis. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Duff & Phelps’ free cash flow projections for fiscal years ending 2008 through 2017 were developed based on an analysis of ARG’s historical performance, as well as discussions with and guidance from the Company’s management regarding ARG’s expected future performance. Based on those projections, Duff & Phelps performed a discounted cash flow analysis by adding: (1) the present value of projected “free cash flows” for the Company for the fiscal years 2008 through 2017, to (2) the present value of the “terminal value” for the Company as of 2017. “Free cash flow” is defined as cash that is available to either reinvest or to distribute to securityholders and “terminal value” refers to the value of all future cash flows from an asset at a particular point in time. Duff & Phelps calculated a terminal value for ARG by capitalizing the expected cash flows after the projection period based on long-term expected annual growth rates ranging from 2.0% to 3.0%. Duff & Phelps discounted the projected free cash flows and the terminal value for ARG by rates ranging from 12.5% to 13.5%.

Based on this analysis, Duff & Phelps estimated that the Company’s total enterprise value ranged from $12.2 million to $13.9 million.

Market Approach. Duff & Phelps applied the market approach, which consists of the application of valuation multiples to certain financial variables of ARG, where the selected multiples are based on valuation metrics derived from an analysis of selected public companies as well as selected merger and acquisition transactions.

Selected Public Company Analysis. No company used in this analysis is identical to ARG and, accordingly, a public company analysis involves complex and subjective considerations and judgments concerning differences in financial and operating characteristics of businesses and other factors that affect trading prices and overall valuation of the various companies being compared.

Duff & Phelps selected thirteen publicly traded companies that have relevant similarities to ARG based on their products sold and markets served. The table below summarizes certain valuation metrics for the selected public companies which were analyzed by Duff & Phelps.

Selected Public Company	Ticker Symbol	Equity Value (in $mil)	Enterprise Value (in $mil)	Stock Price /		Enterprise Value /
				LTM EPS	Proj. EPS	LTM EBITDA	Proj. EBITDA	LTM Revenue
Atrium Innovations, Inc.	TSX:ATB	$439	$730	14.9x	10.6x	13.3x	10.4x	3.60x
Chattem, Inc.	CHTT	$1,131	$1,612	16.2x	14.8x	11.1x	10.4x	3.61x
Herbalife Ltd.	HLF	$2,674	$2,816	13.6x	11.6x	7.5x	7.1x	1.26x
Integrated Biopharma, Inc.	INBP	$34	$48	NM	NA	NM	NA	1.00x
Mannatech, Inc.	MTEX	$168	$110	NM	NA	8.8x	NA	0.28x
Martek Biosciences Corp.	MATK	$1,149	$1,114	27.2x	33.3x	14.3x	13.7x	3.34x
Medifast, Inc.	MED	$71	$75	18.1x	15.5x	7.7x	7.7x	0.84x
Nu Skin Enterprises, Inc.	NUS	$1,006	$1,119	17.5x	13.3x	8.4x	6.9x	0.95x
Nutraceutical International Corp.	NUTR	$136	$160	10.4x	NA	5.7x	NA	0.97x
Perrigo Co.	PRGO	$3,357	$4,018	25.8x	19.6x	15.9x	12.5x	2.37x
Reliv International, Inc.	RELV	$84	$69	21.5x	18.3x	10.1x	8.6x	0.66x
Schiff Nutrition International, Inc.	WNI	$145	$102	10.8x	12.2x	4.3x	4.6x	0.60x
USANA Health Sciences, Inc.	USNA	$427	$438	10.5x	11.3x	6.2x	6.4x	1.03x
Mean				17.0x	16.1x	9.5x	8.8x	1.58x
Median				16.2x	14.0x	8.6x	8.1x	1.00x

Allergy Research Group, Inc.:
Current Market Price—Performance Level As Reported	ALRG	$11	$7	10.5x	8.4x	4.2x	3.3x	0.41x
Offer Price—Performance Level As Reported(1)		$20	$15	17.9x	14.3x	9.1x	7.1x	0.88x
Current Market Price—Adjusted Performance Level(2)	ALRG	$11	$7	9.3x	8.4x	3.7x	3.3x	0.41x
Offer Price—Adjusted Performance Level(1)(2)		$20	$15	15.8x	14.3x	8.0x	7.1x	0.88x

Notes:

(1)	Based on Offer Price of $1.33 per share.
(2)	Allergy Research Group, Inc.’s performance levels (LTM EPS and LTM EBITDA) have been adjusted to exclude non-recurring items and public company costs.

Data based on stock prices as of July 21, 2008.

LTM = latest twelve months as of March 31, 2008; EPS = earnings per share; EBITDA = earnings before interest, taxes, depreciation, and amortization;

NA = not available or applicable; NM = result not meaningful.

Source: Capital IQ

Application of Selected Multiples. Based on its assessment of ARG’s overall business model and profile, as well as its historical and projected size, growth and profitability relative to the selected public companies and to the target companies from the selected transactions, and an assessment of certain company specific risk factors, Duff & Phelps selected valuation multiples to apply to ARG’s LTM revenue, LTM EBITDA, projected 2008 EBITDA, LTM net income, and projected 2008 net income of 0.70x-0.80x, 6.0x-7.0x, 5.5x-6.5x, 13.0x-14.0x, and 12.0x-13.0x, respectively. In the determination of ARG’s adjusted levels of LTM EBITDA and LTM net income, Duff & Phelps excluded certain public company costs and non-recurring litigation expenses, based on discussions with ARG management.

Based on this analysis, Duff & Phelps concluded on total enterprise value indications for ARG ranging from $11.3 million to $13.7 million.

Selected Transactions Analysis. No company used in this analysis is identical to ARG and, accordingly, a transactions analysis involves complex and subjective considerations and judgments concerning differences in financial and operating characteristics of businesses and other factors that affect transaction prices and overall valuation of the various companies being compared. Duff & Phelps identified 22 relevant controlling interest nutraceutical industry transactions announced since July 18, 2005 for which adequate information was available to derive meaningful valuation multiples.

Multiples of transaction value to LTM revenue for the selected transactions ranged from 0.24x to 2.57x, with a mean and median of 1.35x and 1.30x, respectively. Multiples of LTM EBITDA for the selected transactions ranged from 6.4x to 23.3x, with a mean and median of 10.9x and 9.7x, respectively.

Duff & Phelps noted that it did not derive a valuation estimate directly from the M&A transaction analysis, but rather, the implied valuation multiples for the targets in these transactions were considered to check the reasonableness of Duff & Phelps’ selected multiples as part of the selected public company analysis and the values implied by the discounted cash flow analysis, described above.

Fundamental Valuation Analysis Conclusions. Duff & Phelps utilized its fundamental valuation analysis to derive concluded indications of ARG’s enterprise value ranging from $11.8 million to $13.8 million, as summarized below. After adjusting for the Company’s net cash balance of $4.5 million, Duff & Phelps concluded upon a range of total equity value from $16.3 million to $18.3 million, as compared with the total equity value of $19.5 million implied by the Offer Price. Duff & Phelps’ analysis implied a range of values from $1.11 per share to $1.25 per share, as compared with the Offer Price of $1.33 per share. Duff & Phelps observed that its fundamental valuation analysis supported a determination of fairness from a financial point of view.

		Concluded Valuation Range		Proposed Transaction(1)
Methodologies ($000s)		Low	High
DCF Analysis		$12,200	$13,900
Market Approach		$11,300	$13,700
Concluded Enterprise Value Range		$11,800	$13,800	$14,992
Plus: Cash and Equivalents		$4,520	$4,520	$4,520
Less: Interest-Bearing Debt		$0	$0	$0
Concluded Total Equity Value		$16,320	$18,320	$19,513
Common Shares Outstanding (as of 5/12/08 per Form 10-Q)		14,671	14,671	14,671
Concluded Per Share Value		$1.11	$1.25	$1.33

Implied Valuation Multiples(2)	Performance Level
LTM Net Revenue(3)	$17,072	0.69x	0.81x	0.88x
Adjusted LTM EBITDA(3)(4)	$1,876	6.3x	7.4x	8.0x
Projected Fiscal 2008 EBITDA	$2,112	5.6x	6.5x	7.1x
Adjusted LTM Net Income(3)(4)	$1,231	13.3x	14.9x	15.8x
Projected Fiscal 2008 Net Income	$1,369	11.9x	13.4x	14.3x

Notes:

(1)	Implied enterprise value for Proposed Transaction based on the Offer Price of $1.33 per share, less outstanding cash balance.
(2)	Net Revenue and EBITDA multiples are based on enterprise values; Net Income multiples are based on equity values.
(3)	For the latest twelve month period ended March 31, 2008.
(4)	Allergy Research Group, Inc.’s performance levels have been adjusted to exclude non-recurring items and public company costs.

LTM = latest twelve months as of March 31, 2008; EBITDA = earnings before interest, taxes, depreciation, and amortization.

Historical Stock Trading and Premium Analysis

Historical Stock Trading Analysis. Duff & Phelps reviewed the historical trading prices and volume of ARG’s common stock over the twelve months ended July 21, 2008. In particular, Duff & Phelps observed that ARG common stock has limited liquidity, with daily trading averaging 4,536 shares per day over the preceding twelve months, which represented only 0.03% of the total shares outstanding or 0.12% of the Company’s public float. In addition, the Company’s common stock traded on only 172 days out of 252 total market trading days during the twelve months preceding the date of Duff & Phelps’ analysis. Duff & Phelps also observed that ARG’s shares have traded in a range of $0.62 to $0.95 per share over the one-year period preceding its analysis and that the closing price of ARG’s common stock on July 21, 2008 was $0.78 per share, as compared with the Offer Price of $1.33 per share.

Premium Analysis. Based on the limited public float and liquidity in the company’s common stock, the absence of analyst coverage, and the lack of institutional investor support, Duff & Phelps observed that ARG’s market price may not necessarily reflect the underlying intrinsic value of the Company. Therefore, the control premium implied by the merger consideration, relative to ARG’s publicly traded common stock price, may not be comparable to premiums offered for public companies with larger market capitalizations and more liquidity in their stock. Nonetheless, Duff & Phelps assessed the premium implied by the Offer Price relative to the public trading price of ARG common stock, and the size of that premium relative to premiums paid in the overall public company M&A market. Duff & Phelps observed the following:

•	The median transaction control premiums offered in the nutraceuticals industry between 2006 and year-to-date 2008 have ranged from 0.9% to 37.6%.

•	The median transaction control premiums offered across all industries between 2006 and year-to-date 2008 have ranged from 15.3% to 32.7%.

•

Duff & Phelps’ analysis indicates that the premium represented by the Offer Price, relative to ARG closing common stock prices one day, one week, and four weeks prior to the date of Duff & Phelps’ analysis, was 70.5%, 87.3%, and 66.3%, respectively, which compares favorably to the premiums observed in the public company public company mergers and acquisitions market.

Control Premiums

Nutraceuticals Industry Transactions

	2006	2007	Year-to-date 7/21/2008	ARG(1)
One-Day Before Announcement Date %	31.2%	14.7%	0.9%	70.5%
One-Week Before Announcement Date %	37.6%	14.1%	0.9%	87.3%
Four-Weeks Before Announcement Date %	35.1%	19.0%	35.7%	66.3%

Note:

(1)	Implied premiums based on Offer Price of $1.33 per share and reference point of July 21, 2008.

Source: FactSet Mergerstat Online

Control Premiums

Transactions for All Industries

	2006	2007	Year-to-date 7/21/2008	ARG(1)
One-Day Before Announcement Date %	15.3%	15.3%	23.7%	70.5%
One-Week Before Announcement Date %	17.8%	18.3%	26.6%	87.3%
Four-Weeks Before Announcement Date %	23.2%	23.2%	32.7%	66.3%

Note:

(1)	Implied premiums based on Offer Price of $1.33 per share and reference point of July 21, 2008.

Source: FactSet Mergerstat Online

Other

Duff & Phelps is a nationally recognized financial advisory and investment banking firm that is regularly engaged to render financial opinions in connection with mergers and acquisitions, tax matters, ESOP and ERISA matters, corporate planning, and other purposes. Prior to its engagement in connection with the Offer and Merger, Duff & Phelps has not provided advisory services to ARG. During the two years preceding its engagement in connection with the Offer and Merger, Duff & Phelps provided certain valuation advisory services to Kikkoman in connection with financial reporting procedures. However, none of such services were in any way connected with the transaction described herein. Other than as set forth above, during the two years preceding the date of its opinion, Duff & Phelps has not had any material relationship with any party to the Merger for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated

The Company’s engagement letter with Duff & Phelps provides that Duff & Phelps is entitled to receive $125,000 due and payable as follows: $62,500 in cash upon execution of the engagement letter and the remaining $62,500 in cash upon Duff & Phelps informing the Special Committee that it is prepared to deliver its opinion. Furthermore, Duff & Phelps will be paid additional fees at its standard hourly rates for any time incurred reviewing or assisting in the preparation of any proxy materials or other SEC filings or documents associated with the Offer and Merger. The Company has also agreed to reimburse Duff & Phelps for its out-of-pocket expenses and to indemnify and hold harmless Duff & Phelps and its affiliates and any other person, director, employee or agent of Duff & Phelps or any of its affiliates, or any person controlling Duff & Phelps or its affiliates, for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Duff & Phelps as financial advisor to the Special Committee.

(c) Intent to Tender

To the best of the Company’s knowledge, after reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer (other than Shares held directly or indirectly by other public companies, as to which the Company has no knowledge or Shares for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the Merger. Additionally, as more fully described in Item 3 above, certain of our directors and executive officers have entered into a Tender and Support Agreement pursuant to which they have agreed to tender all of their Shares pursuant to the terms of the Offer.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Financial Advisor. Duff & Phelps was retained to serve as financial advisor to the Special Committee in connection with the transactions contemplated by the Merger Agreement pursuant to a letter agreement entered into on July 14, 2008. Information pertaining to the retention of Duff & Phelps in Item 4, under the heading “Opinion of Financial Advisor” is incorporated herein by reference.

Item 6.	Interest in Securities of the Subject Company.

(a) Securities Transactions. Other than the Merger Agreement and the Tender and Support Agreement, to the best of the Company’s knowledge, no other transactions in the Shares have been effected within the past 60 days prior to the date of this Schedule 14D-9 by the Company or any executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations. Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the ARG Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

(a) Top-Up Option

Subject to certain terms and conditions set forth in the Merger Agreement, ARG has granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase up to that number of Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned by KI NutriCare immediately following consummation of the Offer, will constitute one share more than 80% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares), at a purchase price per Top-Up Option Share equal to the Offer Price, payable in cash or by promissory note. The exercise of the Top-Up Option is subject to KI NutriCare or Purchaser beneficially owning at least 67% of the number of Shares then outstanding and to the condition that the Top-Up Option be exercisable for a number of Shares not in excess of the total authorized and unissued Shares.

The Top-Up Option may be exercised by Purchaser, whether in whole or in part, in accordance with the procedures set forth in the Merger Agreement, at any time after Purchaser accepts for payment and pays for any Shares tendered and not withdrawn pursuant to the Offer (the “Acceptance Date”) and prior to the earlier of the Effective Time, and the termination of the Merger Agreement in accordance with its terms. The purchase price for the Top-Up Option Shares will be payable by KI NutriCare or Purchaser by delivery of, at their option, (a) immediately available funds by wire transfer, or (b) issuance of a promissory note, bearing simple annual interest at 3% and due on the first anniversary of the closing of the purchase of the Top-Up Option Shares by Purchaser, plus payment in cash in the amount of the aggregate par value of the Top-Up Option Shares by Purchaser.

The Top-Up Option is intended to expedite the completion of the Merger by permitting the Merger to occur pursuant to Florida’s short-form merger statute at a time when the approval of the Merger at a meeting of ARG’s stockholders would be assured because of Purchaser’s ownership of a majority of outstanding Shares following completion of the Offer.

(b) Short-form Merger

The FBCA provides that if a parent company owns at least 80% of each class of stock of a subsidiary otherwise entitled to vote on a merger, the parent company can effect a short-form merger with that subsidiary without the vote or other action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the Top-Up Option or otherwise, KI NutriCare directly or indirectly owns at least 80% of the Shares, KI NutriCare and the Purchaser anticipate effecting the Merger without prior notice to, or any vote or other action by, any other stockholder of the Company.

(c) Anti-Takeover Statutes and Provisions

Neither the Company’s articles of incorporation nor its Bylaws, as amended, contain any provisions which are intended to or have the effect of preventing the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Nor has the Company entered into any agreements or other arrangements which would have a similar effect.

Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the “DOJ”) and certain waiting period requirements have been satisfied. We believe that the Offer is exempt from the reporting requirements contained in the HSR Act.

Regardless of whether a filing is required under the HSR Act, the FTC and the DOJ frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by us or the divestiture of substantial assets of KI NutriCare, Kikkoman, the Company or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to us relating to the businesses in which Kikkoman, KI NutriCare, the Company and their respective subsidiaries are engaged, we believe that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

Florida law. As a Florida corporation, the Company is subject to Section 607.0901 of the Florida Business Corporation Act (the “FBCA”). In general, Section 607.0901 of the FBCA would prevent an “interested shareholder” (generally defined in Section 607.0901 of the FBCA as a person beneficially owning 10% or more of a corporation’s voting stock) from engaging in an “Affiliated Transaction” (as defined in Section 607.0901 of the FBCA) with a Florida corporation unless, amongst other things, a majority of the disinterested directors approve the transaction. In accordance with the provisions of Section 607.0901 of the FBCA, the Special Committee of the Company’s Board has approved the Merger Agreement and the transactions contemplated thereby, and therefore the restrictions of Section 607.0901 of the FBCA are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

The Company is also subject to Section 607.0902 of the FBCA. In general, Section 607.0902 of the FBCA would place various restrictions and impose various requirements upon the occurrence of a “Control Share Acquisition” (as defined in Section 607.0902 of the Florida Business Corporation Act) by an acquirer of the shares of an “Issuing Public Corporation” (as defined in Section 607.0902 of the FBCA). Because the Company is not an “Issuing Public Corporation” within the meaning of Section 607.0902 of the Florida Business Corporation Act, the restrictions of such Section are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

Even if the Company were deemed an “Issuing Public Corporation” within the meaning of Section 607.0902 of the FBCA, the Merger will be effected in compliance with Section 607.1101 of the FBCA if Purchaser acquires less than 80% of the outstanding number of Shares, and the Merger will be effected in compliance with

Section 607.1104 of the Florida Business Corporation Act if Purchaser acquires more than 80% of the outstanding number of Shares. Therefore, the restrictions of Section 607.0902 of the Florida Business Corporation Act are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

Further, in order to fully comply with the requirements of Section 607.0902 in the event the Company were determined to be an “Issuing Public Corporation,” the Special Committee of the Company’s Board has approved the Merger Agreement and the transactions contemplated thereby and, as a result, the restrictions of Section 607.0902 of the FBCA would be inapplicable to the Merger and the transactions contemplated by the Merger Agreement in the event of such a finding.

State Takeover Statutes. In addition to Section 607.0902 of the FBCA, a number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through its subsidiary, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

For example, in 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

(d) Appraisal Rights

No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who do not tender their Shares in the Offer will have certain rights under Section 607.1302 of the FBCA to demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such appraisal rights, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the Effective Time, required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of interest from the date of consummation of the Merger through the date of the payment of the judgment on the amount determined to be the fair value of their Shares. Such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values, investment value and earning capacity. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price.

If any holder of Shares who demands appraisal under Florida law fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided under Florida law, each Share of such stockholder will be converted into the right to receive the Offer Price. A stockholder may withdraw his demand for appraisal by delivering to the Company a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Florida law and is qualified in its entirety by reference to Florida law.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and procedures to be followed in connection therewith, including the text of the relevant provisions of Florida law, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price therefor.

(e) Regulatory Approvals

We are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for Purchaser’s acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described above under “Anti-Takeover Statutes and Provisions,” such approval or other action will be sought.

We are unable to predict whether the Purchaser will determine that it is required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company’s business or certain parts of the Company’s business might not have to be disposed of, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder to the extent permitted pursuant to the terms of the Merger Agreement. The Purchaser’s obligation under the Offer to accept for payment and pay for Shares is subject only to the conditions set forth in the Offer to Purchase, Section 15—“Certain Conditions of the Offer.”

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 12, 2008.(1)

(a)(1)(B)	Form of Letter of Transmittal.(1)

(a)(1)(C)	Text of press release issued by KI NutriCare and ARG, dated August 11, 2008.(1)

(a)(2)(A)	Letter to Company’s stockholders communicating the ARG Board’s recommendation, dated August 12, 2008.

(a)(2)(B)	Opinion of Duff & Phelps, Ltd, dated August 6, 2008.

(e)(1)	Agreement and Plan of Merger, dated as of August 8, 2008, by and among Allergy Research Group, Inc., a Florida corporation, Longhorn Acquisition Corp., a Florida corporation and wholly owned subsidiary of KI NutriCare, Inc. and KI NutriCare, Inc., a New York corporation and wholly-owned subsidiary of Kikkoman Corporation, a corporation organized under the laws of Japan (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on August 11, 2008).

(e)(2)	Tender and Support Agreement, dated August 8, 2008.(1)

(e)(3)	1998 Incentive Stock Option Plan, as amended (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Amended Form 10-SB (File #0-27227) filed on March 22, 2008).

(e)(4)	Employment Agreement, dated August 8, 2008, by and between ARG and Manfred Salomon (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 11, 2008).

(e)(5)	Form of Non-Executive Employment Agreement (1).

(e)(6)	Employment Separation and General Release Agreement dated August 8, 2008, between the Company and Dr. Stephen A. Levine (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 11, 2008).

(e)(7)	Employment Separation and General Release Agreement dated August 8, 2008, between the Company and Susan Levine (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on August 11, 2008).

(e)(8)	Non-Competition Agreement, dated as of August 8, 2008, by and between KI NutriCare, Inc. and Dr. Stephen A. Levine.(1)

(e)(9)	Non-Competition Agreement, dated as of August 8, 2008, by and between KI NutriCare, Inc. and Susan Levine.(1)

(e)(10)	Lease Agreement dated January 4, 2005 between Allergy Research Group, Inc. and Ariben Corporation (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 4, 2005).

(e)(11)	First Amendment to Lease between Allergy Research Group, Inc. and Ariben Corporation dated August 8, 2008 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on August 11, 2008).

(e)(12)	Mutual Nondisclosure Agreement dated as of March 12, 2008 between Allergy Research Group, Inc. and Kikkoman Corporation(1).

(1)	Incorporated by reference to Schedule TO filed by Kikkoman Corporation, KI NutriCare and Purchaser with the Securities and Exchange Commission on August 12, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLERGY RESEARCH GROUP, INC.

By:	/S/ DR. STEPHEN A. LEVINE, PH.D.
Name:	Dr. Stephen A. Levine, Ph.D.
Title:	Chief Executive Officer

Dated: August 12, 2008